As filed with the Securities and Exchange Commission on December 9, 2003

Registration No. 333-109811

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 to

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REV HOLDINGS LLC

(Exact name of registrant as specified in its charter)

Delaware	2844	13-3933701
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

35 East 62nd Street
New York, New York 10021
(212) 572-8600

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Barry F. Schwartz, Esq.
35 East 62nd Street
New York, New York 10021
(212) 572-8600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the sale offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information contained in this document is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 9, 2003

PROSPECTUS

REV Holdings LLC

Offer to Exchange 12% Senior Secured Notes Due 2004
for 13% Senior Secured Notes Due 2007

This Exchange Offer will expire at 5:00 p.m.,
New York City Time on                          , 2003, unless extended.

Terms of the Exchange Offer:

•	We will issue up to $80,502,000 aggregate principal amount of new notes.
•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer so long as the depositary receives the valid and not withdrawn tender of at least 90% in aggregate principal amount of the outstanding notes.
•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.
•	The exchange offer is the initial public offering of the new notes.
•	We will not receive any proceeds from the exchange offer.
•	There is no existing market for the notes to be issued, and we do not intend to apply for their listing on any securities exchange.

The New Notes:

•	Maturity Date:

                     , 2007

•	Interest Rate:

13% per year, payable semiannually on                          and                          of each year, beginning                         , 2004.

•	Collateral:

The new notes will be secured by 104 shares of Revlon, Inc. Class A common stock per $1,000 principal amount of notes as compared to 52 shares of Revlon, Inc. Class A common stock per $1,000 principal amount of notes that currently collateralize the old notes.

See the section entitled "Risk Factors" that begins on page 15 for a discussion of the risks that you should consider prior to tendering your outstanding notes for exchange.

We have retained                          as our information agent to assist you in connection with the Exchange Offer. You may call                          at                              to receive additional documents and to ask questions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is              , 2003.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the notes to any person or by anyone in any jurisdiction where it is unlawful. Neither the delivery of this Prospectus nor any sale using the Prospectus shall, under any circumstances, create any implication that the information contained in this document or that we have referred you to is correct after the date hereof or that there has been no change in our affairs since the date hereof.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written request to:

REV Holdings LLC
35 East 62nd Street
New York, New York 10021
Attention: Secretary

or upon oral request to us by calling our main telephone number at (212) 572-8600. To obtain timely delivery, security holders must request the information incorporated by reference no later than                                 .

i

PROSPECTUS SUMMARY

The following summary highlights information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the basic terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Unless the context otherwise requires, references in this prospectus to "we," "our," "ours" and "us" refer to REV Holdings and its subsidiaries, including Revlon, Inc. references to "REV Holdings" refer to REV Holdings LLC, references to "Revlon" refer to Revlon, Inc., and references to "Products Corporation" refer to Revlon Consumer Products Corporation and its subsidiaries. All U.S. market share and market position data herein for our brands are based upon retail dollar sales, which are derived from ACNielsen data. ACNielsen measures retail sales volume of products sold in the U.S. mass-market distribution channel. Such data represent ACNielsen's estimates based upon data gathered by ACNielsen from market samples and are therefore subject to some degree of variance. Additionally, as of August 4, 2001, ACNielsen's data does not reflect sales volume from Wal-Mart, Inc.

About REV Holdings

REV Holdings is a Delaware limited liability company formed in December 2002 in connection with the conversion of its predecessor, REV Holdings Inc., a Delaware corporation formed in 1997, into a limited liability company. REV Holdings' only material asset is 11,650,000 shares of Revlon Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), all of the outstanding 31,250,000 shares of Revlon Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). These holdings, representing approximately 62% of the outstanding shares of Common Stock of Revlon, together with the 14,590,347 outstanding shares of Revlon Class A Common Stock owned by MacAndrews & Forbes Holdings Inc. ("MacAndrews Holdings"), represent approximately 83% of Revlon's outstanding shares of Common Stock (which together represent approximately 97% of the combined voting power of those outstanding shares). REV Holdings also owns all of the outstanding 4,333 shares of Revlon's Series B Convertible Preferred Stock, par value $0.01 per share (each of which is entitled to 100 votes and each of which is convertible into 100 shares of Class A Common Stock). Revlon, in turn, owns all of the capital stock of Products Corporation. The REV Holdings membership interest is owned by its sole member, Revlon Holdings LLC ("Revlon Holdings"), whose membership interest in turn is owned indirectly by MacAndrews Holdings, a corporation wholly owned indirectly through Mafco Holdings Inc. ("Mafco Holdings" and, together with MacAndrews Holdings, "MacAndrews & Forbes") by Ronald O. Perelman.

REV Holdings' principal executive offices are located at 35 East 62nd Street, New York, New York 10021 and its main telephone number is (212) 572-8600.

About Revlon

Revlon conducts its business exclusively through its direct subsidiary, Products Corporation. Revlon manufactures, markets and sells an extensive array of cosmetics and skin care, fragrances and personal care products. Revlon is one of the world's leading mass-market cosmetics brands. Revlon believes that its global brand name recognition, product quality and marketing experience have enabled it to create one of the strongest consumer brand franchises in the world. Its products are sold worldwide and are marketed under such well-known brand names as Revlon, Colorstay, Revlon Age Defying and Skinlights, as well as Almay in cosmetics; Almay Kinetin, Vitamin C Absolutes, Eterna 27, Ultima II, and Jeanne Gatineau in skin care; Charlie in fragrances; and High Dimension, Flex, Mitchum, Colorsilk, Jean Nate and Bozzano in personal care products.

Revlon was founded by Charles Revson, who revolutionized the cosmetics industry by introducing nail enamels matched to lipsticks in fashion colors over 70 years ago. Today, Revlon has leading market positions in a number of its principal product categories in the U.S. mass-market distribution channel, including the lip, face makeup and nail enamel categories. It also has leading market positions in several product categories in certain markets outside of the U.S., including in Australia, Canada, Mexico and South Africa. Its products are sold in more than 100 countries across five continents.

Revlon's Plan

Revlon's plan consists of three main components: (1) the cost rationalization phase; (2) the stabilization and growth phase; and (3) the accelerated growth phase.

Phase 1 – Cost Rationalization

In 1999 and 2000, Revlon faced a number of strategic challenges. Accordingly, through 2001 Revlon focused its plan on lowering costs and improving operating efficiency. Revlon believes that the actions it took during 2000 and 2001 lowered aspects of its cost structure and improved its manufacturing and operating efficiency, creating a platform for the stabilization and growth stage of its plan.

Phase 2 – Stabilization and Growth

In February 2002, Revlon announced the appointment of Jack L. Stahl, former president and chief operating officer of The Coca-Cola Company, as its new President and Chief Executive Officer.

Following the appointment of Mr. Stahl, Revlon undertook an extensive review and evaluation of its business to establish specific integrated objectives and actions to advance the next stage in its plan. As a result of this review, Revlon established three principal objectives:

•	creating and developing the most consumer-preferred brands;
•	becoming the most valuable partner to its retailers; and
•	becoming a top company where people choose to work.

Revlon also conducted detailed evaluations and research of the strengths of the Revlon brand and the Almay brand; its advertising and promotional efforts; its relationships with its retailers and consumers; its retail in-store presence; and the strength and skills of its organization. As a result, Revlon developed the following key actions and investments to support the stabilization and growth phase of its plan:

•	Increase advertising and media spending and effectiveness. Revlon increased its media spending and advertising support in 2003 versus 2002. Revlon is also seeking to improve the effectiveness of its marketing, including its advertising, by, among other things, ensuring consistent messaging and imagery in its advertising, in the graphics included in its wall displays and in its other marketing materials.
•	Increase the marketing effectiveness of its wall displays. Beginning in the first quarter of 2003, Revlon has begun and intends to continue to make significant improvements to its retail wall displays by streamlining its product assortment and reconfiguring product placement, which Revlon believes will optimize cross-selling among its various product categories on the wall displays and make the displays easier to merchandise and stock. Revlon also intends to continue to roll out its new wall displays, which Revlon began in 2002. In addition, beginning in the first quarter of 2003, Revlon has begun and intends to continue to focus merchandiser coverage to improve in-store stock levels and work with its retail customers to improve replenishment of its products on the wall displays and to minimize out-of-stocks at its customers.
•	Adopt revised pricing strategies. Revlon has been selectively adjusting prices on certain stock keeping units, or SKUs, to better align its pricing with product benefits and competitive benchmarks.

•	Further strengthen its new product development process. Revlon is developing a cross-functional new product development process intended to optimize its ability to bring to market its new product offerings to ensure that it has products in key trend categories.
•	Implement a comprehensive program to develop and train its employees. Revlon is implementing a comprehensive program to further develop the management, leadership and communication skills of its employees, which it will regularly assess as part of its goal to become a top company where people choose to work.

In December 2002, Revlon announced that it would accelerate aspects of the implementation of the stabilization and growth phase of its plan. Revlon recorded charges of approximately $100 million in the fourth quarter of 2002 and currently expects to record additional charges not to exceed $60 million during 2003 and 2004. These charges relate to various aspects of the stabilization and growth phase of its plan, primarily stemming from sales returns and inventory writedowns from a selective reduction of SKUs, reduced distribution of the Ultima II brand, allowances stemming from selective price adjustments on certain products, professional expenses associated with the development of, and research in relation to, and execution of the stabilization and growth phase of its plan and writedowns associated with reconfiguring existing wall displays at its retail customers. These charges exclude brand support expenses and training and development costs.

Phase 3 – Accelerated Growth

Revlon intends to capitalize on the actions taken during the stabilization and growth phase of its plan, with the objective of increasing revenues and achieving profitability over the long term.

Revlon currently anticipates that the accelerated growth stage of its plan would include various actions that represent refinements of and additions to the actions taken during the stabilization and growth phase of its plan, with the objective of improving Revlon's operating margins. Revlon currently anticipates that these initiatives which are still being evaluated and/or finalized could include, among other things, actions to: (i) further improve the new product development and implementation process; (ii) continue to increase the effectiveness and reduce the cost of Revlon's display walls; (iii) drive efficiencies across Revlon's overall supply chain, including reducing manufacturing costs by streamlining components and sourcing strategically; and (iv) optimize the effectiveness of Revlon's marketing and promotions.

Finally, Revlon expects that it will continue the training and development of its organization to continue to improve the organization's capability to execute its strategies, while providing enhanced job satisfaction for its employees.

* * * *

Revlon's principal executive offices are located at 237 Park Avenue, New York, New York 10017 and its main telephone number is (212) 527-4000.

Organization

The following sets forth a summary organizational chart for Revlon:

*	MacAndrews Holdings is wholly owned through Mafco Holdings by Ronald O. Perelman. MacAndrews Holdings directly owns 14,590,347 shares of Revlon's Class A Common Stock.
**	MacAndrews Holdings beneficially owns approximately 83% of the outstanding shares of Revlon's Common Stock. REV Holdings beneficially owns 11,650,000 shares of Revlon's Class A Common Stock (representing approximately 30.6% of Revlon's outstanding shares of Class A Common Stock) and all of the outstanding 31,250,000 shares of Revlon's Class B Common Stock (which is entitled to ten votes per share), which together represent approximately 62% of the outstanding shares of Revlon's Common Stock. MacAndrews Holdings directly owns 14,590,347 outstanding shares of Revlon Class A Common Stock. REV Holdings also beneficially owns all of the outstanding 4,333 shares of Revlon's Series B Convertible Preferred Stock, par value $0.01 per share (each of which is entitled to 100 votes and each of which is convertible into 100 shares of Class A Common Stock), which, together with the shares of Common Stock beneficially owned by

REV Holdings and the 14,590,347 shares of Class A Common Stock held directly by MacAndrews Holdings, represent approximately 97% of the combined voting power of Revlon's outstanding shares of common and preferred stock.

The Exchange Offer

Background.    The purpose of this exchange offer is to exchange all of the outstanding old notes for new notes. You should read the discussion under the headings "The Exchange Offer" and "Description of New Notes" for further information regarding the notes to be issued in the exchange offer.

The old notes were issued on February 12, 2001 by REV Holdings. REV Holdings currently has outstanding old notes in the aggregate principal amount of $80.5 million. REV Holdings has no business operations of its own and REV Holdings has no cash available to pay the principal amount of the old notes on February 1, 2004. REV Holdings currently anticipates that, if any of the old notes remain outstanding following consummation of the exchange offer, unless it receives capital contributions or loans from one or more of its affiliates, it will not have any cash available to pay the principal amount of the old notes. MacAndrews & Forbes has informed us that it currently intends to make a capital contribution to REV Holdings in order to provide us with the cash to pay the principal amount of the old notes that remain outstanding following consummation of the exchange offer. However, none of the affiliates of REV Holdings, including MacAndrews & Forbes, are required to make any capital contributions, loans or other payments to REV Holdings with respect to REV Holdings' obligations on the old notes and therefore we cannot assure you that REV Holdings will receive any such payments prior to February 1, 2004. If REV Holdings is unable to repay the old notes at maturity, it will be an event of default under both the old notes and the new notes which could result in the new notes becoming immediately due and payable. In this event, with insufficient liquid assets to repay either the old notes or the new notes, holders of both the old notes and the new notes would be able to attempt to realize on their collateral. In such case, each new note would be secured by a greater amount of collateral than each old note.

In addition, although REV Holdings would be entitled to receive dividends and distributions with respect to its ownership interest in Revlon if any were paid, Revlon does not currently declare dividends and Revlon has no obligation nor any compelling business reason to declare any dividends or make any such distributions. In addition, Revlon is itself a holding company that is dependent on dividends and distributions from its operating subsidiary, Products Corporation, to pay its expenses and to pay any cash dividends or distributions on its common stock. The terms of several of the debt instruments of Products Corporation effectively prohibit it from paying dividends or making distributions to Revlon.

The old notes are secured by a pledge of 4,186,104 shares of Revlon's Class A Common Stock (the "Old Notes Collateral"). Based on the market value of the Class A Common Stock as of December 5, 2003, the aggregate market value of the Old Notes Collateral was approximately $9.8 million and, therefore, the proceeds from the sale or sales of all of the Old Notes Collateral would not be sufficient to satisfy the amounts due on the outstanding old notes. In addition, the new notes will be secured by 104 shares of Class A Common Stock of Revlon per $1,000 per principal amount of new notes (the "New Notes Collateral"). Based on the market value of the Class A Common Stock as of December 5, 2003, and assuming $80.5 million of new notes are outstanding after the exchange of all outstanding old notes for new notes, the aggregate market value of the New Notes Collateral would be approximately $19.6 million and, therefore, the proceeds from the sale or sales of all the New Notes Collateral would not be sufficient to satisfy the amounts due on the new notes.

New Notes Versus Old Notes

The new notes differ from the old notes in the following material ways:

•	all of the new notes will mature on , 2007 as compared to the old notes that mature on February 1, 2004;
•	interest on the new notes will accrue at the annual rate of 13% and will be payable semiannually on and of each year, beginning , 2004 as compared to interest on the old notes that currently accrues at the annual rate of 12% and is payable semiannually on February 1 and August 1; and
•	the new notes will be secured by 104 shares of Revlon's Class A Common Stock per $1,000 principal amount of new notes, as compared to 52 shares of Revlon's Class A Common Stock per $1,000 principal amount that secures each old note.

Securities Offered	Up to $80.5 million in principal amount of new 13% senior secured notes due 2007.

The Exchange Offer	We are offering the new notes in exchange for a like principal amount of old notes. At the time the new notes are issued upon completion of the exchange offer, we will make payments of any and all accrued but unpaid interest on the old notes that is due at that time. You may tender your outstanding old notes for exchange by following the procedures described under the heading "The Exchange Offer."

Conditions of The Exchange Offer	The exchange offer is subject to the condition that at least 90% of the outstanding principal amount of old notes be validly tendered and not withdrawn by the expiration of the exchange offer as well as certain other conditions. We may waive these conditions (other than those conditions dependent upon receipt of necessary governmental approvals) in our reasonable discretion prior to the Expiration Date. See "The Exchange Offer — Conditions to the Exchange Offer."

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we extend it. We will extend the duration of the exchange offer as required by applicable law, and may choose to extend it in order to provide additional time for holders of old notes to tender their notes for exchange. You may withdraw any notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes; Procedures for Tendering Old Notes and Withdrawal Rights" for a more complete description of the extension, tender and withdrawal provisions.

Solicitation Fee	A solicitation fee of $20.00 per $1,000 principal amount of old notes accepted for exchange pursuant to the exchange offer, will be paid to brokers, dealers or others soliciting acceptances of the exchange offer, subject to the condition that a fee will not be payable in connection with exchanges of old notes by beneficial owners or registered holders who own more than $500,000 principal amount of old notes. See "The Exchange Offer — Fees and Expenses — Solicitation Fee."

Material U.S. Federal Income Tax Considerations	In general, if you exchange old notes for new notes in the exchange offer, you will not recognize gain or loss for U.S. federal income tax purposes, subject to the discussion set forth in the section of this Prospectus captioned "Material U.S. Federal Income Tax Considerations." For a summary of the material anticipated U.S. federal income tax consequences associated with the exchange of old notes for new notes issued in the exchange offer and the ownership and disposition of those new notes see "Material U.S. Federal Income Tax Considerations." You should consult your own tax advisor as to the consequences of the exchange.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with this exchange offer.

Information Agent	is serving as the information agent in connection with this exchange offer.

Financial Advisor	is serving as the financial advisor in connection with this exchange offer.

Consequences of Failure to Exchange	REV Holdings currently anticipates that, if any of the old notes remain outstanding following consummation of the exchange offer, unless it receives capital contributions or loans from one or more of its affiliates, it will not have any cash available to pay the principal amount of the old notes. MacAndrews & Forbes has informed us that it currently intends to make a capital contribution to REV Holdings in order to provide us with the cash to pay the principal amount of the old notes that remain outstanding following consummation of the exchange offer. However, none of the affiliates of REV Holdings, including MacAndrews & Forbes, are required to make any capital contributions, loans or other payments to REV Holdings with respect to REV Holdings' obligations on the old notes and therefore we cannot assure you that REV Holdings will receive any such payments prior to February 1, 2004. If REV Holdings is unable to repay the old notes at maturity, it will be an event of default under both the old notes and the new notes which could result in the new notes becoming immediately due and payable. Accordingly, we believe that it is important that you tender your old notes in the exchange offer. If the old notes and new notes are declared due and payable, with insufficient assets to repay either set of notes, holders of both the new notes and the old notes would be forced to attempt to realize on their collateral in order to seek repayment. However, given the current market value of the Revlon Common Stock, the proceeds from the sale or sales of all of the 52 shares of Revlon Class A Common Stock that secure each $1,000 principal amount of old notes or the 104 shares of Revlon Class A Common Stock that will secure each $1,000 principal amount of new notes would not be sufficient to satisfy the amounts due on the outstanding old notes and new notes, respectively.

In addition, the trading market for outstanding old notes not exchanged in the exchange offer is likely to be significantly more limited than it is at present. Therefore, if your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged notes. See the section entitled "Risk Factors" for a detailed discussion of the risks associated with the failure to tender outstanding old notes for exchange.

Summary Description of the New Notes

Securities Offered	13% senior secured notes due 2007 of REV Holdings.

Maturity	The maturity date for the new notes is , 2007.

Interest Rate	13% per year.

Interest Payment Dates	Interest on the new notes will be payable semiannually on and of each year, beginning on , 2004.

Ranking	The new notes are senior debt. They are equal in right of payment with the old notes, as long as they remain outstanding, and any amounts outstanding under the Keepwell Agreement and will be equal in right of payment with any future unsecured indebtedness, including trade payables, but will rank senior to any future indebtedness that expressly provides that it is subordinate to the new notes. The new notes will also be effectively subordinated to the total indebtedness and other liabilities of Revlon and its subsidiaries, including their trade payables which, as of September 30, 2003, was $2,622.9 million.

Optional Redemption	The new notes may be redeemed at any time at the option of REV Holdings, in whole or in part, at par, plus accrued and unpaid interest.

Optional Exchange	Holders of outstanding old notes may opt not to tender those notes in the exchange offer. Therefore, it is possible that not all new notes offered by this exchange offer will be issued.

Collateral	The new notes will be secured by 104 shares of Class A Common Stock of Revlon per $1,000 principal amount of new notes, as compared to 52 shares of Class A Common Stock of Revlon per $1,000 principal amount that secures each old note. We are permitted, subject to certain restrictions, to substitute cash or U.S. government securities for all or a portion of the Common Stock that is pledged to secure the new notes. See "Description of New Notes — Collateral."

New Keepwell Agreement	GSB Investments Corp., an affiliate of REV Holdings, will enter into an agreement with REV Holdings (the "New Keepwell Agreement") pursuant to which GSB Investments Corp. will agree to provide REV Holdings with funds in an amount equal to any interest payments due on the new notes, to the extent that REV Holdings does not have sufficient funds on hand to make such payments on the applicable due dates. The New Keepwell Agreement is not a guarantee of the payment of interest on the new notes. The obligations of GSB Investments

Corp. under the New Keepwell Agreement are only enforceable by REV Holdings and may not be enforced by holders of the new notes or by the indenture trustee.

As of December 5, 2003, GSB Investments Corp. owned an aggregate of approximately 12.3 million shares of the common stock of Citigroup Inc. ("Citigroup"), of which approximately 11.4 million shares were pledged to secure forward contracts and loan agreements and 0.9 million shares were held in escrow pursuant to the terms of a stockholders' agreement between GSB Investments Corp. and Citigroup. At December 5, 2003, the last reported sale price of Citigroup common stock on the NYSE was $46.58 per share. Citigroup has paid quarterly dividends, which have increased from $0.12 per share in the second quarter of 2000 to $0.35 per share in the third quarter of 2003. Citigroup last paid a quarterly dividend of $0.35 per share on November 26, 2003. Certain of the forward contracts and loan agreements to which GSB Investments Corp. is a party contain restrictions on the amount of dividends GSB Investments Corp. is entitled to receive on certain of its pledged Citigroup common stock.

Covenants	We will issue the notes being offered in the exchange offer under an indenture (the "New Indenture") with The Bank of New York, as trustee (the "Trustee"). The New Indenture contains certain covenants that, among other things, limit our ability to: incur additional debt; issue preferred stock; enter into transactions with affiliates; create liens; and sell assets or subsidiary stock. These covenants are subject to a number of important limitations and exceptions. See the section "Description of New Notes" under the heading "Covenants" for a more comprehensive description of the covenants contained in the New Indenture.

Risk Factors

See "Risk Factors" beginning on page 15 for a discussion of factors that should be considered by holders of outstanding notes before tendering their outstanding notes in the exchange offer.

Summary Historical and Unaudited Pro Forma Financial Data

The summary historical financial data for each of the years in the five-year period ended December 31, 2002 has been derived from our audited consolidated financial statements. The summary historical financial data for the nine months ended September 30, 2003 and 2002 and as of September 30, 2003 have been derived from our unaudited consolidated financial statements which reflect, in the opinion of our management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial data for such periods. Results for interim periods are not necessarily indicative of the results for the full year. In connection with the exchange offer, old notes may be exchanged for new notes with a like principal amount. Pursuant to Emerging Issues Task Force Issue 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, we believe that the terms of the new notes are not substantially different from those of the old notes. Accordingly, the carrying amount of the old notes at the time of the exchange will remain unchanged and a new effective interest rate will be determined based upon the cash flow requirements of the new notes. Any amounts paid to third parties, other than the creditors, relating to the exchange will be expensed as incurred. The pro forma Statement of Operations data for the year ended December 31, 2002 and the nine months ended September 30, 2003 give pro forma effect to the consummation of the exchange offer assuming such transactions occurred on January 1, 2002. The pro forma Balance Sheet data as of September 30, 2003 give pro forma effect to the consummation of the exchange offer assuming such transactions occurred on September 30, 2003. The pro forma adjustments are based upon available information and certain assumptions that management of REV Holdings believes are reasonable. The pro forma financial data do not purport to represent the results of operations or the financial position of REV Holdings that actually would have occurred had the foregoing transactions been consummated on the aforesaid dates.

You also should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes, the report of our independent auditors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, incorporated in this prospectus by reference and attached as Annex A, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, incorporated in this prospectus by reference and attached as Annex B.

Summary Historical and Unaudited Pro Forma Financial Data

	Nine Months Ended September 30,		Year Ended December 31,
	2003(b)	2002	2002(b)	2001	2000	1999	1998
	(Dollars in millions)
Historical Statement of Operations Data (a):
Net sales	$930.8	$906.8	$1,119.4	$1,277.6	$1,409.4	$1,629.8	$2,064.1
Gross profit	567.0	556.4	615.7	733.4 (e)	835.1 (f)	903.5	1,262.0 (h)
Selling, general and administrative expenses	581.3	525.2	717.0	679.2 (e)	765.1	1,075.3 (g)	1,104.2
Restructuring costs and other, net	0.9 (c)	9.3 (d)	13.6 (d)	38.1 (e)	54.1 (f)	40.2 (g)	33.1 (h)
Operating (loss) income	(15.2)	21.9	(114.9)	16.1	15.9	(212.0)	124.7
Interest expense, net	132.9	123.2	165.4	161.1	217.3	212.6	197.6
Amortization of debt issuance costs	6.6	5.8	7.7	7.1	9.2	7.9	9.0
Foreign currency (gains) losses, net	(3.2)	3.0	1.4	2.2	1.6	(0.5)	4.6
Loss (gain) on sale of product line, brands and facilities, net	—	1.0	1.0	14.4	(10.8)	—	—
Gain on sale of subsidiary stock	—	—	—	—	(1.1)	(0.1)	(2.6)
Loss on early extinguishment of debt	—	—	—	3.6	—	—	51.7
Miscellaneous, net	0.1	1.3	1.2	3.2	0.8	0.9	4.6
Loss from continuing operations before income taxes	(151.6)	(112.4)	(291.6)	(175.5)	(201.1)	(432.8)	(140.2)
(Benefit) provision for income taxes	(2.9)	(2.2)	0.4	9.3	8.6	9.1	5.0
Loss from continuing operations	(148.7)	(110.2)	(292.0)	(184.8)	(209.7)	(441.9)	(145.2)
Loss from discontinued operations	—	—	—	—	—	—	(64.2)
Net loss	$(148.7)	$(110.2)	$(292.0)	$(184.8)	$(209.7)	$(441.9)	$(209.4)

Other Data:
Net cash used for operating activities	$(193.6)	$(120.6)	$(122.0)	$(91.0)	$(84.0)	$(81.8)	$(52.2)
Net cash (used for) provided by investing activities	(19.7)	(7.6)	(14.2)	87.2	322.1	(40.7)	246.4
Net cash provided by (used for) financing activities	153.9	88.2	120.0	50.8	(203.7)	117.5	(177.6)
Ratio of earnings to fixed charges (i)	—	—	—	—	—	—	—
Capital expenditures	$19.7	$9.4	$16.0	$15.1	$19.0	$42.3	$60.8
Purchase of permanent displays	56.8	53.5	66.2	44.0	51.4	66.5	76.6
Depreciation and amortization (j)	82.8	90.1	119.1	131.7	205.4	197.2	183.9

Pro Forma Statement of Operations Data (k):
Operating loss	$(15.2)		$(114.9)
Interest expense, net	133.4		166.1
Amortization of debt issuance costs	6.6		7.7
Net loss	(149.2)		(292.7)
Ratio of earnings to fixed charges (l)	—		—

	September 30, 2003
	Actual	Pro Forma (m)
	(Dollars in millions)
Balance Sheet Data:
Total assets	$898.3	$898.3
Total indebtedness	1,989.4	1,991.0
Total member's deficiency	(1,835.7)	(1,839.7)

See accompanying notes to Summary Historical and Unaudited Pro Forma Financial Data

Notes to Summary Historical and Unaudited Pro Forma Financial Data

(a)	In March 2000 and May 2000, Products Corporation completed the disposition of its worldwide professional products line and its Plusbelle brand in Argentina, respectively. In July 2001, Products Corporation completed the disposition of its Colorama brand and facility in Brazil. Accordingly, the selected consolidated financial data include the results of operations of the professional products line, Plusbelle and Colorama brands through the dates of their respective dispositions.
(b)	Includes expenses of $104.2 million in 2002 (of which $99.3 million was recorded in the fourth quarter of 2002) and approximately $31 million in the first nine months of 2003 related to the acceleration of the implementation of the stabilization and growth phase of Products Corporation's plan.
(c)	During the first nine months of 2003, we recorded a separate charge of $0.9 million principally for employee severance and other personnel benefits in certain Latin American and European operations.
(d)	During 2002, we continued to implement the 2000 restructuring program referred to below in note (f), as well as other restructuring actions, and recorded charges of $9.3 million and $13.6 million in the first nine months and full year 2002, respectively, principally for additional employee severance and other personnel benefits, primarily resulting from reductions in our worldwide sales force, relocation and other costs related to the consolidation of worldwide operations.
(e)	During 2001, we recorded a charge of $38.1 million related to the 2000 restructuring program referred to below in note (f), principally for additional employee severance and other personnel benefits, relocation and other costs related to the consolidation of worldwide operations. Included in the $38.1 million charge for 2001 was an adjustment in the fourth quarter to previous estimates of approximately $6.6 million.

In 2001, we recorded $38.2 million to cost of sales (which includes $6.1 million of increased depreciation) and $5.4 million to selling, general and administrative costs related to additional costs associated with the consolidation of Products Corporation's Phoenix and Canada facilities.

(f)	In the first and second quarter of 2000, we recorded charges of $9.5 million and $5.1 million, respectively, relating to the 1999 restructuring program that began in the fourth quarter of 1999 referred to below in note (g). During the third quarter of 2000, we continued to re-evaluate our organizational structure. As part of this re-evaluation, we initiated a new restructuring program in line with our original restructuring plan developed in late 1998 designed to improve profitability by reducing personnel and consolidating manufacturing facilities. The 2000 restructuring program focused on closing our manufacturing operations in Phoenix, Arizona and Mississauga, Canada and to consolidate production into our plant in Oxford, North Carolina. The 2000 restructuring program also includes the remaining obligation for excess leased real estate at our headquarters, consolidation costs associated with closing our facility in New Zealand, and the elimination of several domestic and international executive and operational positions, each of which were effected to reduce and streamline corporate overhead costs. In the third quarter of 2000, we recorded a charge of $13.7 million for programs begun in the quarter as well as for the expanded scope of programs previously commenced. In the fourth quarter of 2000, we recorded a charge of $25.8 million related to the 2000 restructuring program, principally for additional employee severance and other personnel benefits and to consolidate worldwide operations.

During the fourth quarter of 2000, we recorded $4.9 million to cost of sales related to additional costs associated with the consolidation of worldwide operations.

(g)	In the first nine months of 1999, we continued to execute the 1998 restructuring program referred to below in note (h) and we recorded an additional net charge of $20.5 million,

principally for employee severance and other personnel benefits and obligations for excess leased real estate primarily in the United States. Also in 1999, we exited from a non-core business, resulting in a charge of $1.6 million.

During the fourth quarter of 1999, we continued to restructure our organization and began a new program in line with our original restructuring plan developed in late 1998, principally for additional employee severance and other personnel benefits and to restructure certain operations outside the United States, including certain operations in Japan, resulting in a charge of $18.1 million.

During the fourth quarter of 1999, we recorded a charge to selling, general and administrative expenses of $22.0 million related to executive separation costs related to this new program.

(h)	In late 1998, we developed a strategy to reduce overall costs and streamline operations. To execute against this strategy, we began to develop a restructuring plan and executed the plan in several phases, which has resulted in several restructuring charges being recorded.

In the fourth quarter of 1998, we began to execute the 1998 restructuring program which was designed to realign and reduce personnel, exit excess leased real estate, realign and consolidate regional activities, reconfigure certain manufacturing operations and exit certain product lines and recognized a charge of $44.2 million, which includes $2.7 million charged to cost of sales. In 1998, we recognized gains of approximately $8.4 million for the sales of certain non-core assets.

(i)	Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of debt issuance costs, but not losses relating to the early extinguishment of debt) and 33% of rental expense (considered to be representative of the interest factors). Fixed charges exceeded earnings by $151.6 million for the nine months ended September 30, 2003, $112.4 million for the nine months ended September 30, 2002, $291.6 million in 2002, $175.5 million in 2001, $201.1 million in 2000, $432.8 million in 1999 and $140.2 million in 1998.
(j)	Includes amortization relating to debt issuance costs and debt discount of $6.6 million and $2.4 million for the nine months ended September 30, 2003, $5.8 million and $2.1 million for the nine months ended September 30, 2002, $7.7 million and $2.8 million in 2002, $7.1 million and $16.1 million in 2001, $9.2 million and $75.0 million in 2000, $7.9 million and $67.6 million in 1999 and $9.0 million and $68.8 million in 1998, respectively.
(k)	The pro forma statement of operations data reflect (i) the elimination of interest expense of $9.9 million and $7.5 million for the year ended December 31, 2002, and for the nine months ended September 30, 2003, respectively, and (ii) interest expense of $10.6 million and $8.0 million for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively, on the carrying value of the new notes of $80.5 million based on an effective interest rate of approximately 13.0%. Such pro forma results do not include a nonrecurring charge of $4.0 million for fees and expenses related to the exchange offer expected to be paid to third parties.
(l)	As adjusted to reflect the exchange offer as if such transaction occurred on January 1, 2002, fixed charges would have exceeded earnings before fixed charges by $152.1 million for the nine months ended September 30, 2003 and $292.3 million for the year ended December 31, 2002.
(m)	The pro forma balance sheet data reflect (i) the retirement of $80.5 million principal amount of old notes in the exchange offer, (ii) the issuance of new notes in the exchange offer with a principal amount of $80.5 million, (iii) the payment of accrued interest of $1.6 million on the old notes with advances under the keepwell agreement between REV Holdings and GSB Investments Corp., dated as of February 12, 2001, which we refer to as the "Old Keepwell Agreement", and (iv) the charge to member's deficiency reflecting $4.0 million of fees and expenses related to the exchange offer expected to be paid to third parties.

RISK FACTORS

You should consider carefully the following risks and all of the information set forth in this prospectus before tendering your notes for exchange in the exchange offer. The risk factors set forth below, unless noted otherwise, apply to both the outstanding notes and the notes issued in the exchange offer.

Consequences of Failure to Exchange

Since REV Holdings has no cash available to pay the principal amount of the old notes and is dependent upon receipt of dividends and capital contributions to make such payments, holders of the old notes may not recover the principal amount of the old notes.

REV Holdings has no business operations of its own and REV Holdings has no cash available to pay the principal amount at maturity of the old notes on February 1, 2004. REV Holdings currently anticipates that, if any of the old notes remain outstanding following consummation of the exchange offer, unless it receives capital contributions or loans from one or more of its affiliates, it will not have any cash available to pay the principal amount at maturity of the old notes and it will default on the repayment of the principal of the old notes. We have been informed by MacAndrews & Forbes that it currently intends to make a capital contribution to REV Holdings in order to provide us with the cash to pay the principal amount of the old notes that remain outstanding following consummation of the exchange offer. However, none of the affiliates of REV Holdings, including MacAndrews & Forbes, are required to make any capital contributions, loans or other payments to REV Holdings with respect to REV Holdings' obligations on the old notes and therefore we cannot assure you that REV Holdings will receive any such payments prior to February 1, 2004.

In addition, although REV Holdings would be entitled to receive dividends and distributions with respect to its ownership interest in Revlon if any were paid, Revlon does not currently declare dividends and Revlon has no obligation nor any compelling business reason to declare any dividends or make any such distributions. In addition, Revlon is itself a holding company that is dependent on dividends and distributions from its operating subsidiary, Products Corporation, to pay its expenses and to pay any cash dividends or distributions on its common stock. The terms of several of the debt instruments of Products Corporation effectively prohibit it from paying dividends or making distributions to Revlon. See "—Risks Related to Revlon—Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply." Accordingly, REV Holdings does not anticipate that it will receive any distributions from Revlon prior to the maturity of the old notes or have any cash available to pay the principal amount of the old notes on February 1, 2004.

If REV Holdings does not have sufficient funds to pay the principal amount of the old notes at maturity and if MacAndrews & Forbes does not make a capital contribution to REV Holdings to provide it with the cash to pay the principal amount of any old notes that remain outstanding following consummation of the exchange offer, REV Holdings may be forced to seek, or may be forced into, protection under Chapter 11 of the United States Bankruptcy Code. The expenses of any such proceeding would reduce the assets available for payment or distribution to REV Holdings' creditors, including the holders of the old notes and the new notes. In addition, REV Holdings believes that the filing by it or against it of a petition under Chapter 11 of the Bankruptcy Code would not increase the amount of any payment or distribution that holders of the old notes would receive, could reduce such amount, and in any event would delay receipt of any payment or distribution by such holders.

The value of the collateral pledged for the old notes is less than the principal amount of the old notes, and holders of the old notes may not be able to sell or otherwise realize upon the collateral of the old notes; therefore, holders of the old notes may not be able to recover their investment.

Although the old notes are secured by a pledge of 4,186,104 shares of Class A Common Stock of Revlon, based on the market value of the Class A Common Stock as of December 5, 2003, the market value of the Old Notes Collateral was approximately $9.8 million or approximately $122 for each

$1,000 principal amount of the old notes and, therefore, the proceeds from the sale or sales of all of the Old Notes Collateral would not be sufficient to satisfy the amounts due on the outstanding old notes. In addition, the ability of the holders of the old notes to realize upon the Old Notes Collateral is subject to certain limitations and there can be no assurance that the trustee under the indenture relating to the old notes or the holders of the old notes would be able to sell the shares pledged as Old Notes Collateral or if they do sell, that they would be able to sell the shares pledged as Old Notes Collateral at the then current market price. In addition, any Revlon Common Stock pledged as collateral could only be resold pursuant to the registration requirements of the Securities Act or an exemption therefrom. Sales of substantial amounts of Revlon Common Stock could adversely affect market prices.

The capital stock of Products Corporation and certain of its subsidiaries is pledged to secure indebtedness and certain guarantees under Products Corporation's credit agreement, Products Corporation's 12% Senior Secured Notes due 2005 and certain other indebtedness. The capital stock of certain of Products Corporation's subsidiaries may also be pledged to secure other indebtedness of our subsidiaries. If creditors of our subsidiaries were to foreclose upon the stock of Products Corporation and its subsidiaries, the value of the Common Stock of Revlon would be substantially diminished or eliminated.

After the consummation of the exchange offer there will likely be a limited trading market for the old notes.

To the extent that old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding is likely to be significantly more limited than it is at present. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for old notes that are not tendered and accepted for exchange pursuant to the exchange offer may be affected adversely to the extent that the principal amount of the old notes exchanged pursuant to the exchange offer reduces the float. A reduced float may also make the trading price of old notes that are not exchanged in the exchange offer more volatile.

Risks Relating to the New Notes

REV Holdings' substantial indebtedness could adversely affect its ability to service its debt and your investment in the new notes.

REV Holdings has a substantial amount of outstanding indebtedness. As of September 30, 2003, REV Holdings had total indebtedness of approximately $104.4 million (comprised of approximately $80.5 million aggregate principal amount of the old notes due on February 1, 2004 and approximately $23.9 million due to GSB Investments Corp. under the Old Keepwell Agreement). As of September 30, 2003, after giving pro forma effect to the consummation of the exchange offer (assuming that all of the old notes are tendered in the exchange offer), REV Holdings would have had total indebtedness of approximately $106.0 million (comprised of approximately $80.5 million aggregate principal amount of the old notes due on February 1, 2004 and approximately $25.5 million due to GSB Investments Corp. under the Old Keepwell Agreement). See "Selected Historical and Unaudited Pro Forma Financial Data." As a holding company, REV Holdings has no cash flow from operations of its own to fund interest payments on the new notes or to generate cash to pay the principal of the new notes at maturity or upon the occurrence of an event of default. Although REV Holdings would be entitled to receive dividends and distributions with respect to its ownership interest in Revlon if any were paid, we currently expect that the earnings and cash flow of Revlon will be retained and used in Revlon's business, including to service the substantial indebtedness of Products Corporation. See "Risks Related to Revlon — Products Corporation's substantial indebtedness could adversely affect its operations and flexibility, its ability to service its debt and your investment in the new notes." Accordingly, it is unlikely that REV Holdings will receive any dividends or distributions from its subsidiaries to help service its own substantial indebtedness. Additionally, Products Corporation has substantial indebtedness which creates a number of distinct risks which impact it and us. See "— The new notes effectively will be junior to the indebtedness and other liabilities of subsidiaries" and "— Risks Related to Revlon." In addition, although the New Indenture limits REV

Holding's ability to borrow additional money, under certain circumstances REV Holdings is allowed to borrow a significant amount of additional money, which would either rank equally in right of payment with the new notes or be subordinated in right of payment to the new notes. See "Description of New Notes — Certain Covenants."

If any of the old notes remain outstanding following consummation of the exchange offer, unless we receive capital contributions or loans from one or more of our affiliates, we will not have sufficient funds to pay the principal amount of any old notes at maturity. We have been informed by MacAndrews & Forbes that it currently intends to make a capital contribution to REV Holdings in order to provide us with the cash to pay at maturity the principal amount of the old notes that remain outstanding following consummation of the exchange offer. However, none of the affiliates of REV Holdings, including MacAndrews & Forbes, have any requirement to make any capital contributions, loans or other payments to REV Holdings with respect to REV Holdings' obligations on the old notes. If we default on the repayment of the principal of the old notes, this will result in a default under the New Indenture which could result in the new notes becoming immediately due and payable. In this event, with insufficient assets to repay either set of notes, holders of both the new notes and the old notes would be able to attempt to realize on their collateral, but in such case each new note would be secured by a greater amount of collateral than each old note.

REV Holdings currently anticipates that since it is dependent upon receipt of dividends and capital contributions to pay the principal of the new notes when they become due, it may not have sufficient cash available at maturity to pay the principal of the new notes and, therefore, holders of the new notes may not recover the principal amount of the new notes.

We currently anticipate that, in order to pay the principal amount of the new notes or upon the occurrence of an event of default, we will be required to adopt one or more alternatives, such as refinancing our indebtedness, selling our equity securities or the equity securities or assets of Revlon, or seeking capital contributions or loans from our affiliates. However, none of our affiliates, including MacAndrews & Forbes, are required to make any capital contributions, loans or other payments to us regarding our obligations on the new notes other than as provided in the New Keepwell Agreement with respect to interest on the new notes. We cannot assure you that we would be able to pay the principal amount of the new notes if we took any of the above actions or that the New Indenture or any of our other debt instruments or the debt instruments of our subsidiaries then in effect would permit us to take any of the above actions. See "— As a holding company REV Holdings depends on dividends from its subsidiaries, and its subsidiaries are subject to restrictions on their ability to pay dividends," "— The new notes effectively will be junior to the indebtedness and other liabilities of subsidiaries,", "— Restrictions and covenants in the New Indenture limit REV Holdings' ability to take certain actions and impose consequences in the event of failure to comply" and "Risks Related to Revlon — Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply."

As a holding company REV Holdings depends on dividends from its subsidiaries, and its subsidiaries are subject to restrictions on their ability to pay dividends, so REV Holdings may not have sufficient cash available at maturity to pay the principal of the new notes and, therefore, holders of the new notes may not recover the principal amount of the new notes.

REV Holdings is a holding company with no business operations of its own. REV Holdings' only material asset is its ownership of approximately 62% of the outstanding shares of capital stock of Revlon, which, in turn, owns all of the capital stock of Products Corporation through which we conduct our business operations. Although REV Holdings would be entitled to receive dividends and distributions with respect to its ownership interest in Revlon if any were paid, we currently expect that the earnings and cash flow of Revlon will be retained and used in the business of Revlon, including for Products Corporation's debt service. We anticipate that Revlon will not generate sufficient cash flow to pay dividends or distribute funds to us. Revlon is itself a holding company that is dependent on dividends and distributions from its operating subsidiary, Products Corporation, to pay its expenses and to pay any cash dividends or distributions on its Common Stock. The terms of Product Corporation's credit agreement and several of the other debt instruments of Products Corporation currently restrict Products Corporation from paying dividends or making distributions, except to

Revlon under certain limited circumstances. See "— Restrictions and covenants in the New Indenture limit REV Holdings' ability to take certain actions and impose consequences in the event of failure to comply" and "Risks Related to Revlon — Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply." Accordingly, we do not anticipate that we will receive any distributions from Revlon and, therefore, our only source of cash to pay interest on the new notes is the New Keepwell Agreement.

The new notes effectively will be junior to the indebtedness and other liabilities of subsidiaries.

As a stockholder, rather than a creditor of our subsidiaries, our right and the rights of our creditors to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of that subsidiary will rank behind the claims of that subsidiary's creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the new notes will be effectively subordinated to the outstanding indebtedness and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2003, the total outstanding indebtedness of our subsidiaries was $1,885.0 million and other liabilities, including trade payables, was $737.9 million. The ability of our creditors, including the holders of the new notes, to participate in such assets will also be limited to the extent that the outstanding shares of Revlon Common Stock are not beneficially owned by us.

The New Keepwell Agreement is not a guarantee of the payment of interest on the new notes, is only enforceable by us and any failure to pay under the New Keepwell Agreement will not be an event of default under the New Indenture.

We have entered into a New Keepwell Agreement with GSB Investments Corp., one of our affiliates, pursuant to which GSB Investments Corp. has agreed to provide us with funds in an amount equal to any interest payments due on the new notes, to the extent that we do not have sufficient funds on hand to make such payments on the applicable due dates. However, the New Keepwell Agreement is not a guarantee of the payment of interest on the new notes. The obligations of GSB Investments Corp. under the New Keepwell Agreement are only enforceable by us and may not be enforced by holders of the new notes or the Trustee under the New Indenture. The failure of GSB Investments Corp. to make a payment to us under the New Keepwell Agreement will not be an event of default under the New Indenture. Further, the New Indenture has no requirement that we maintain the New Keepwell Agreement. In addition, although we have the right to enforce the New Keepwell Agreement, we cannot assure you that GSB Investments Corp. will have sufficient funds to make any payments to us under the New Keepwell Agreement or that it will comply with its obligations under the New Keepwell Agreement.

As of December 5, 2003, GSB Investments Corp. owned approximately 12.3 million shares of Citigroup common stock. At December 5, 2003, the last reported sale price of Citigroup common stock on the NYSE was $46.58 per share. At December 5, 2003, approximately 11.4 million shares of Citigroup common stock owned by GSB Investments Corp. were pledged to secure forward contracts and loan agreements and 0.9 million shares were held in escrow pursuant to the terms of a stockholders agreement between GSB Investments Corp. and Citigroup. Citigroup has paid quarterly dividends, which have increased from $0.12 per share in the second quarter of 2000 to $0.35 per share in the third quarter of 2003. Certain of the forward contracts to which GSB Investments Corp. is a party contain restrictions on the amount of dividends that GSB Investments Corp. would be entitled to receive on certain of its pledged Citigroup common stock. If Citigroup were to pay quarterly dividends at the rate of $0.35 per share, GSB Investments Corp. were to continue to own approximately 12.3 million shares of Citigroup common stock and no further agreements were entered into restricting GSB Investments Corp.'s right to receive dividends, GSB Investments Corp. would have sufficient income from dividends paid on its Citigroup common stock to make the payments to REV Holdings that it might be required to make under the New Keepwell Agreement. However, there can be no assurance that Citigroup will continue to pay dividends at this rate, if at all, that GSB Investments Corp. will continue to own shares of Citigroup common stock in an amount sufficient to cover advances under the New Keepwell Agreement or that GSB Investments Corp. will not enter into any further agreements restricting its right to receive dividends on its Citigroup common stock.

If GSB Investments Corp. fails to comply with its obligations under the forward contracts and loan agreements that are secured by the pledge of approximately 11.4 million shares of Citigroup common stock GSB Investments Corp. holds, any beneficiary of a pledge could enforce its rights with respect to such collateral and could deprive GSB Investments Corp. of its rights to receive dividends on the pledged shares. GSB Investments Corp. has advised REV Holdings that, if GSB Investments Corp. does not receive sufficient dividend income from its Citigroup common stock to satisfy its obligations under the New Keepwell Agreement, GSB Investments Corp. expects to obtain capital contributions or loans from affiliates to satisfy such obligations. There can be no assurance that GSB Investments Corp. could obtain any such funds because its affiliates are under no obligation to provide them to GSB Investments Corp.

Restrictions and covenants in the New Indenture limit REV Holdings' ability to take certain actions and impose consequences in the event of failure to comply, which may affect our business as a whole and the ability of holders of the new notes to recover their investment.

The New Indenture contains a number of significant restrictions and covenants that limit REV Holdings' ability, among other things, to:

•	borrow money;
•	pay dividends on stock or purchase stock;
•	incur liens on the collateral and make asset dispositions;
•	enter into certain transactions with affiliates; and
•	make certain investments or acquisitions.

If we breach any of these covenants, a default could occur under the New Indenture. A default, if not waived by the holders of the new notes, could result in the acceleration of our outstanding indebtedness and cause the new notes to become immediately due and payable. If acceleration occurs, we may not be able to repay the new notes and we may be unable to borrow sufficient funds to refinance the new notes. Even if new financing is made available to us, it may not be on terms acceptable to us.

See "Description of New Notes."

The value of the shares of Revlon Common Stock pledged to secure the new notes may diminish or be eliminated, depending upon market prices of the shares and the action of our creditors and the creditors of our subsidiaries. Accordingly, the holders of the new notes may be unable to recover their investment by realizing upon this collateral.

The new notes will be secured by a pledge of approximately 8,372,208 shares of Revlon's Class A Common Stock (assuming that all of the old notes are tendered in the exchange offer), representing approximately 12% of the outstanding shares of Revlon's Class A Common Stock. Revlon's Class A Common Stock is currently listed on the NYSE. During the last twelve months, the high and low reported closing prices were $3.70 per share and $2.20 per share, respectively. At December 5, 2003, based on the last reported sale price of Revlon's Class A Common Stock on the NYSE of $2.34 per share, the market value of the collateral securing the new notes would have been approximately $243 for each $1,000 principal amount of the new notes. We cannot assure you that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts due on the new notes in the event of a default. In addition, the ability of the holders of the new notes to realize upon the collateral is subject to certain limitations and there can be no assurance that the Trustee under the New Indenture or the holders of the new notes would be able to sell the shares pledged as collateral at the then current market value. In addition, any Revlon Common Stock pledged as collateral could only be resold pursuant to the registration requirements of the Securities Act or an exemption therefrom. Sales of substantial amounts of Revlon Common Stock (whether by the Trustee or other secured lenders or otherwise) could adversely affect market prices. See "Description of New Notes — Collateral."

The capital stock of Products Corporation and certain of its subsidiaries is pledged to secure indebtedness and certain guarantees under Products Corporations' credit agreement, Products

Corporation's 12% Senior Secured Notes due 2005 and certain other indebtedness. The capital stock of certain of Products Corporation's subsidiaries may also be pledged to secure other indebtedness of our subsidiaries. If creditors of our subsidiaries were to foreclose upon the capital stock of Products Corporation and its subsidiaries, the value of Revlon's Common Stock would be substantially diminished or eliminated.

No additional shares of Revlon Common Stock or other collateral will be pledged to holders of the new notes irrespective of the market value of such shares at any time. There can be no assurance as to the relative values of the shares of Revlon Common Stock pledged to secure the new notes.

The New Indenture permits us, under certain circumstances, to grant liens on our assets, other than the shares of Revlon Common Stock pledged to secure the new notes, but including the shares of Revlon Common Stock that are not pledged to holders of the new notes. In the event that any of these shares of Revlon Common Stock were pledged by REV Holdings or any shares of Revlon Common Stock were pledged by MacAndrews Holdings and the beneficiaries of any such pledges were to foreclose upon the shares of Revlon Common Stock, in certain circumstances, the value of Revlon's Common Stock could be substantially eliminated or diminished.

You cannot be sure that an active trading market will develop for the new notes.

There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of new note holders to sell their new notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold. In addition, if less than 90% of the outstanding principal amount of the old notes are validly tendered and not withdrawn by the expiration of the exchange offer and we decide to waive this condition and consummate the exchange offer, fewer new notes will be outstanding and there will be a greater risk that an active trading market in the new notes will not develop. As a result, the market price of the new notes could be adversely affected. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. Any such disruptions may have an adverse affect on holders of the new notes.

MacAndrews & Forbes has the power to direct and control our business and MacAndrews & Forbes may take actions that may not be in the best interests of holders of the new notes.

REV Holdings is indirectly owned through MacAndrews & Forbes by Ronald O. Perelman. MacAndrews & Forbes will therefore be able to direct and control our policies and those of our subsidiaries, including mergers, sales of assets and similar transactions. Our membership interest and shares of common stock or membership interests of intermediate holding companies are or may from time to time be pledged to secure obligations of MacAndrews & Forbes or its affiliates. A foreclosure upon any such membership interest or shares of common stock could constitute a change of control, which would be an event of default under certain debt instruments of our subsidiaries, including Products Corporation's credit agreement. Such an event of default would permit the lenders to accelerate Products Corporation's credit agreement, which in turn would constitute an event of default under the indentures governing Products Corporation's debt, as well as under the New Indenture and the indenture governing the old notes, if the amount accelerated exceeds $25.0 million and such default remains uncured within 10 days of notice from the trustee under the applicable indenture. In addition, holders of certain debt securities of Products Corporation may require Products Corporation to repurchase their notes upon a change of control. Products Corporation may not have sufficient funds at the time of the change of control to repay in full the borrowings under the credit agreement or to repurchase its debt securities. See "— The new notes effectively will be junior to the indebtedness and other liabilities of subsidiaries" and "— The value of the collateral may diminish."

Risks Related to Revlon

Products Corporation's substantial indebtedness could adversely affect its operations and flexibility, its ability to service its debt and your investment in the new notes.

Products Corporation has a substantial amount of outstanding indebtedness. As of September 30, 2003, our subsidiaries, including Products Corporation, had approximately $1,885.0 million of total indebtedness. On February 5, 2003, MacAndrews Holdings agreed to provide Products Corporation with the MacAndrews Holdings $100 million term loan through December 1, 2005 (the "MacAndrews Holdings $100 million term loan"). In addition, MacAndrews Holdings has agreed to provide Products Corporation with an additional $40-65 million line of credit through December 31, 2004 (the "$65 million line of credit," which we refer to, together with the MacAndrews Holdings $100 million term loan, as the "Mafco Loans"). To help fund the costs and expenses of the stabilization and growth plan, in July 2003, MacAndrews Holdings agreed to make available to Products Corporation in 2003 the full $65 million under the MacAndrews & Forbes $65 million line of credit, $25 million of which was scheduled to become available on January 1, 2004. Additionally, Products Corporation has received a commitment from MacAndrews & Forbes to provide, if necessary, from and after the fourth quarter of 2003 up to an additional $25 million in working capital support (the "$25 million M&F Loan"), as well as an additional working capital loan of up to $100 million for 2004 (the "2004 M&F Loan"). The $25 million M&F Loan and the 2004 M&F Loan are each subject to MacAndrews & Forbes and Products Corporation reaching agreement on terms that are expected to be substantially the same as the MacAndrews Holdings $100 million term loan, as well as to approval by Revlon's and Products Corporation's Boards of Directors. The 2004 M&F Loan is also subject to Products Corporation receiving the consent of a majority of the lenders under Products Corporation's credit agreement, which Products Corporation expects to obtain in connection with the waiver or amendment it expects to obtain before January 31, 2004. While we expect that Products Corporation's bank lenders will consent to such an amendment request, we cannot assure you that they will, or that they will do so on terms which are favorable to Products Corporation. As of December 5, 2003, Products Corporation had utilized $246.7 million under the 2001 Credit Agreement, all of the MacAndrews & Forbes $100 million term loan, and $45.0 million of the MacAndrews & Forbes $65 million line of credit.

Products Corporation has substantial debt maturing in 2005 that will require refinancing, consisting of $246.3 million (assuming the maximum amount is borrowed) under Products Corporation's existing credit agreement and $363.0 million of Products Corporation's 12% Senior Secured Notes, as well as amounts borrowed under the MacAndrews Holdings $100 million term loan the $65 million line of credit, the $25 million M&F Loan and the 2004 M&F Loan. Products Corporation is subject to the risks normally associated with substantial indebtedness, including the risk that its operating revenues and the operating revenues of its subsidiaries will be insufficient to meet required payments of principal and interest, and the risk that it will be unable to refinance existing indebtedness when it becomes due or that the terms of any such refinancing will be less favorable than the current terms of such indebtedness. Products Corporation's substantial indebtedness could also:

•	limit Products Corporation's ability to fund the costs and expenses of implementing the stabilization and growth phase of its plan, future working capital, capital expenditures, advertising or promotional expenses, new product development costs, purchases of wall displays, acquisitions, investments, restructuring programs and other general corporate requirements;
•	require Products Corporation to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow for the implementation of the stabilization and growth phase of its plan and other general corporate purposes;
•	place Products Corporation at a competitive disadvantage compared to its competitors that have less debt;
•	limit Products Corporation's flexibility in responding to changes in its business and the industry in which it operates; and

•	make Products Corporation more vulnerable in the event of adverse economic conditions or a downturn in its business.

In addition, subject to certain limitations contained in their debt instruments, Products Corporation and its subsidiaries may incur additional debt to finance working capital or capital expenditures, investments or acquisitions or for other purposes.

Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply.

The indentures and the debt agreements governing Products Corporation's outstanding indebtedness, Products Corporation's existing bank credit agreement and the agreements governing the Mafco Loans contain and it is expected that the agreements relating to the $25 million M&F Loan and the 2004 M&F Loan will contain a number of significant restrictions and covenants that limit Products Corporation and its subsidiaries' ability, among other things, to:

•	borrow money;
•	use assets as security in other borrowings or transactions;
•	pay dividends on stock or purchase stock;
•	sell assets;
•	enter into certain transactions with affiliates; and
•	make certain investments or acquisitions.

In addition, Products Corporation's existing bank credit agreement further requires it to maintain certain financial ratios, meet certain financial tests and restricts Products Corporation's ability and the ability of its subsidiaries to make capital expenditures. See "— Products Corporation had to obtain amendments to, and waivers under, its existing credit agreement and we expect that Products Corporation will need to seek further amendments to, or waivers of, certain covenants under that credit agreement in 2004." These financial covenants affect Products Corporation's operating flexibility by, among other things, restricting its ability to incur expenses and indebtedness that could be used to fund the costs of implementing the stabilization and growth phase of its plan and to grow its business, as well as to fund general corporate purposes. All of the capital stock of Products Corporation, substantially all of the non-real property assets of Products Corporation in the United States, Products Corporation's facilities located in Oxford, North Carolina and certain limited assets outside the United States are pledged as collateral for its obligations under its credit agreement and certain other obligations. In addition, a change of control of Products Corporation would be an event of default under the credit agreement and would give the holders of certain debt securities of Products Corporation, the right to require the repurchase of their notes.

Events beyond Products Corporation's control, such as prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, could impair its operating performance, which could affect its ability and that of its subsidiaries to comply with the terms of its debt instruments. We cannot assure you that Products Corporation and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including the financial covenants in Products Corporation's credit agreement. Breaching any of these covenants or restrictions or the failure to comply with Products Corporation's or its subsidiaries' obligations after the lapse of any applicable grace periods could result in a default under the applicable debt instruments, including Products Corporation's credit agreement. If there were an event of default holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. We cannot assure you that the assets or cash flow of Products Corporation or its subsidiaries would be sufficient to fully repay borrowings under the outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, in the case of certain debt securities of Products Corporation, if it was required to repurchase these securities upon a change of control, that Products Corporation would be able to refinance or restructure the payments on such debt. Further, if Products Corporation is unable to repay, refinance or restructure its indebtedness under its credit agreement, the lenders could proceed against the collateral securing that indebtedness. See "— Products Corporation's substantial indebtedness could adversely affect its operations and flexibility, its ability to service its debt and your investment in the new notes," and "Risks Related to the New Notes — The value of the collateral may diminish." In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more Products Corporation's or its subsidiaries' other debt instruments. See "— Products Corporation's substantial indebtedness could adversely affect its operations and flexibility, its ability to service its debt and your investment in the new notes."

Products Corporation's ability to service its debt and meet its cash requirements depends on many factors, including achieving anticipated levels of revenue growth and expenses. If such levels prove to be other than as anticipated, Products Corporation may be unable to meet its cash requirements or meet the requirements of financial covenants under its credit agreement, which could have a material adverse effect on its business.

Products Corporation currently anticipates that operating revenues, cash on hand, net proceeds from the rights offering (which Revlon received in June 2003 and contributed to Products Corporation) and funds available for borrowing under Products Corporation's credit agreement, the Mafco Loans and the $25 million M&F Loan will be sufficient to enable it to cover Products Corporation's operating expenses for 2003, including cash requirements in connection with its operations, the stabilization and growth phase of its plan and its debt service requirements for 2003. To help fund the costs and expenses of the stabilization and growth plan, in July 2003, MacAndrews Holdings agreed to make available to Products Corporation in 2003 the full $65 million under the MacAndrews Holdings $65 million line of credit, $25 million of which was scheduled to become available on January 1, 2004. Additionally, Products Corporation has received a commitment from MacAndrews & Forbes to provide, if necessary, from and after the fourth quarter of 2003 the $25 million M&F Loan, as well the 2004 M&F Loan. The $25 million M&F Loan and the 2004 M&F Loan are each subject to MacAndrews & Forbes and Products Corporation reaching agreement on terms that are expected to be substantially the same as the MacAndrews Holdings $100 million term loan, as well as to approval by Revlon's and Products Corporation's Boards of Directors. The 2004 M&F Loan is also subject to Products Corporation's receiving the consent of a majority of the lenders under Products Corporation's credit agreement, which Products Corporation expects to obtain in connection with the waiver or amendment it expects to obtain before January 31, 2004. While we expect that Products Corporation's bank lenders will consent to such an amendment request, we cannot assure you that they will, or that they will do so on terms which are favorable to Products Corporation. As of December 5, 2003, Products Corporation had utilized $246.7 million under its credit agreement, all of the MacAndrews Holdings $100 million term loan, and $45.0 million of the MacAndrews Holdings $65 million line of credit.

The Mafco Loans, the $25 million M&F Loan and the net proceeds from the rights offering (which Revlon received in June 2003 and contributed to Products Corporation) are intended to help fund the stabilization and growth phase of Products Corporation's plan and to decrease the risk that would otherwise exist if Products Corporation were to fail to meet its debt and ongoing obligations as they become due in 2003. However, if Products Corporation's anticipated level of revenue growth is not achieved because of, for example, decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category, increased competition from Products Corporation's competitors or because Products Corporation's marketing plans are not as successful as anticipated, or if Products Corporation's expenses associated with implementation of the stabilization and growth phase of its plan exceed the anticipated level of expenses, Products Corporation's current sources of funds may be insufficient to meet its cash requirements. In addition, in the event of a decrease in demand for Products Corporation's products or reduced sales or lack of increases in demand and sales as a result of the stabilization and growth phase of its plan, such development, if significant, could reduce Products Corporation's operating revenues and could adversely affect its ability to achieve certain financial covenants under its credit agreement. If such funds are insufficient to cover Products Corporation's expenses, it could be required to adopt one or more alternatives listed below. For example, Products Corporation could be required to:

•	delay the implementation of or revise certain aspects of the stabilization and growth phase of its plan;
•	reduce or delay purchases of wall displays or advertising and promotional expenses;
•	reduce or delay capital spending;
•	restructure its indebtedness;
•	seek to sell assets or operations;
•	reduce, revise or delay its restructuring plans;
•	seek additional capital contributions or loans from MacAndrews & Forbes, its other affiliates and/or third parties;
•	seek to cause Revlon to sell additional Revlon securities; and/or
•	reduce other discretionary spending.

If Products Corporation is required to take any of these actions, it could have a material adverse effect on its business, financial condition and results of operations, including its ability to grow its business. In addition, there can be no assurance that Products Corporation would be able to take any of these actions, because of a variety of commercial or market factors or constraints in Products Corporation's debt instruments, including, for example, the possibility that Products Corporation would not reach an agreement with its bank lenders on refinancing terms that are acceptable to it before the waiver of certain of its financial covenants expires on January 31, 2004, market conditions being unfavorable for an equity or debt offering, or that the transactions may not be permitted under the terms of the various debt instruments then in effect because of restrictions on the incurrence of debt, incurrence of liens, asset dispositions and related party transactions. In addition, such actions, if taken, may not enable Products Corporation to satisfy its cash requirements if the actions do not generate a sufficient amount of additional capital.

Products Corporation had to obtain amendments to, and waivers under, its existing credit agreement and we expect that Products Corporation will need to seek further amendments to, or waivers of, certain covenants under that credit agreement in 2004. If Products Corportation fails to obtain these amendments or waivers, it could result in the acceleration of the credit agreement and an event of default under the indentures governing other Products Corporation debt, as well as under the New Indenture, which ultimately could result in the value of Revlon's Common Stock being substantially diminished or eliminated.

As a result of the rights offering, the Mafco Loans and other transactions, and as a result of Products Corporation's operating results for the fourth quarter of 2002 and the effect of acceleration of Products Corporation's implementation of the stabilization and growth phase of its plan in February 2003, Products Corporation obtained waivers of compliance with the EBITDA and leverage ratio covenants under its credit agreement for the four quarters ended December 31, 2002 and, in light of its expectation that the continued implementation of the stabilization and growth phase of Products Corporation's plan would affect its ability to comply with these covenants during 2003, Products Corporation also obtained an amendment to eliminate the EBITDA and leverage ratio covenants for the first three quarters of 2003 and a waiver of compliance with such covenants for the four quarters ending December 31, 2003 expiring on January 31, 2004. In addition, the amendment to Product Corporation's credit agreement also included, among other things, the substitution of a minimum liquidity covenant requiring it to maintain a minimum of $20 million of liquidity from all available sources at all times through January 31, 2004 and an amendment to increase the maximum limit on its capital expenditures from $100 million to $115 million for 2003. The EBITDA and leverage ratio covenants that had been eliminated in the credit agreement were $210 million and 1.4:1.0, respectively, at September 30, 2003. Products Corporation's EBITDA, as defined in the credit agreement, was approximately $(21) million for the four quarters ended September 30, 2003. As a result, Products Corporation would not have been in compliance with the EBITDA and leverage ratio covenants, had they been in effect at that time. We do not expect that Product Corporation's operating results, including after giving effect to various actions under the stabilization and growth phase of its plan, will allow Products Corporation to satisfy the minimum EBITDA and leverage ratio covenants for the four consecutive fiscal quarters ending December 31, 2003. The minimum EBITDA required to be maintained by Products Corporation under the credit agreement is $230 million for each of the four consecutive fiscal quarters ending on December 31, 2003 (which covenant was waived through January 31, 2004), March 31, 2004, June 30, 2004 and September 30, 2004, and $250 million for any four consecutive fiscal quarters ending December 31, 2004 or thereafter. The leverage ratio covenant under the credit agreement will permit a maximum ratio of no more than 1.10:1.00 for any four consecutive fiscal quarters ending on or after December 31, 2003 (which limit was waived through January 31, 2004 for the four fiscal quarters ending December 31, 2003). This means that we expect that Products Corporation will need to seek a further amendment to its existing credit agreement or waiver of such financial covenants or take one or more further actions referred to below before January 31, 2004.

While we expect that Products Corporation's bank lenders will consent to such amendment or waiver request, we cannot assure you that they will or that they will do so on terms which are favorable to Products Corporation. If Products Corporation fails to obtain the amendment or waiver it could be required to take one or more of the following actions:

•	refinance its existing credit agreement;
•	sell assets or operations and repay its credit agreement;
•	seek additional capital contribution and/or loans from MacAndrews & Forbes, our other affiliates and/or third parties and repay the credit agreement; and/or
•	seek to have Revlon sell additional equity securities and repay the credit agreement.

In the event that Products Corporation were unable to obtain such a waiver or amendment and Products Corporation were not able to refinance or repay its credit agreement, Products Corporation's inability to meet the financial covenants for the four consecutive fiscal quarters ending December 31, 2003 would constitute an event of default under the credit agreement, which would permit the bank lenders to accelerate the credit agreement, which in turn would constitute an event of default under the indentures governing Products Corporation's debt, as well as under the New Indenture and the indenture governing the old notes, if the amount accelerated exceeds $25.0 million and such default remains uncured within 10 days of notice from the trustee under the applicable indenture. Further, the lenders under Products Corporation's credit agreement could proceed against the collateral securing that indebtedness. If these lenders were to foreclose upon this collateral, which includes the capital stock of Products Corporation, the value of Revlon's Common Stock would be substantially diminished or eliminated.

Products Corporation depends on its Oxford, North Carolina facility for production of a substantial portion of its products and disruptions to this facility could affect its sales in the U.S. and, to a lesser extent, in Latin America, Europe and the Far East.

Following Products Corporation's rationalization and consolidation of its global manufacturing, a substantial portion of its products are produced at its Oxford, North Carolina facility. Significant unscheduled downtime at this facility due to equipment breakdowns, power failures, natural disasters or any other cause could adversely affect Products Corporation's ability to provide products to its customers, which may affect Products Corporation's sales in the U.S. and, to a lesser extent, in Latin America, Europe and the Far East. Although Products Corporation maintains insurance, including business interruption insurance, that we consider to be adequate under the circumstances, there can be no assurance that Products Corporation will not incur losses beyond the limits or outside the coverage of its insurance.

Products Corporation depends on a supply agreement with a Maesteg, Wales facility for production of its products for the European market and loss of the agreement, or disruption to the facility, could adversely affect sales in Europe.

In July 2001, Products Corporation sold its principal European manufacturing facility in Maesteg, Wales and entered into a long-term supply contract with the purchaser under which the purchaser produced substantially all Revlon color cosmetics and other products for the European market. In October 2002, after experiencing production difficulties with this supplier, Products Corporation and the supplier terminated the long-term supply agreement and entered into a new agreement. This new agreement has significantly reduced volume commitments and, among other things, Products Corporation loaned such supplier approximately $2.0 million and the supplier can earn performance-based payments of approximately $6.3 million over a four-year period contingent on the supplier achieving specific production service level objectives (of which approximately $1.6 million was paid in March 2003 and approximately $1.4 million is payable in the fourth quarter of 2003, subject to satisfaction of certain conditions). As a part of this new arrangement, Products Corporation and the supplier agreed that the manufacturing of certain product lines would transfer from the Maesteg, Wales facility to Products Corporation's other plants or other third party suppliers. If the supplier is unable to fulfill its obligations under this new supply contract because of manufacturing difficulties or disruption at the Maesteg, Wales facility or for any other reason, or if Products Corporation encounters difficulties in transferring certain product lines out of the Maesteg, Wales facility to Products Corporation's other plants or other third party suppliers, this could adversely affect Products Corporation's sales in the European market, which could have an adverse effect on Products Corporation's overall results of operations and financial condition.

Products Corporation depends on a limited number of customers for a large portion of its net sales and the loss of one or more of these customers could reduce Products Corporation's net sales.

For 2000, 2001 and 2002 Wal-Mart, Inc. and its affiliates accounted for approximately 16.5%, 19.7% and 22.5%, respectively, of Products Corporation's net sales. For the nine months ended September 30, 2002 and 2003, Wal-Mart Inc. and its affiliates accounted for approximately 20.3% and 21.3%, respectively of Products Corporation's net sales. We expect that for 2003 and future periods, Wal-Mart and a small number of other customers will, in the aggregate, continue to account for a large portion of Products Corporation's net sales. The loss of Wal-Mart or one or more of Products Corporation's other customers that may account for a significant portion of its net sales, or any significant decrease in sales to these customers or any significant decrease in its retail display space in any of these customers' stores, could reduce its net sales and therefore could have a material adverse effect on its business, financial condition and results of operations.

In January 2002, Kmart Corporation filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 24, 2003, Kmart announced that it had filed its proposed plan of reorganization with the U.S. Bankruptcy Court and, on May 6, 2003, Kmart emerged from bankruptcy. Throughout 2002 and continuing into 2003, Kmart continued to close underperforming stores. Kmart accounted for less than 5% of Products Corporation's net sales in 2002. Although Products Corporation plans to continue doing business with Kmart for the foreseeable future and, based upon the information currently available, believes that Kmart's bankruptcy proceedings, store closings and emergence from bankruptcy will not have a material adverse effect on Products Corporation's business, financial condition or results of operations, there can be no assurances that further deterioration, if any, in Kmart's financial condition will not have such an effect on Products Corporation.

Products Corporation has a limited operating history under its business plan, and we cannot assure you that it will be successful or enable it to achieve or maintain profitable operations.

Products Corporation has recently implemented material changes in its plan intended to improve operating results, and is in the process of implementing the stabilization and growth phase of this plan. Products Corporation expects to experience increases in sales as a result of implementing the stabilization and growth phase of the plan. If Products Corporation fails to successfully execute the stabilization and growth phase of the plan effectively, Products Corporation may not achieve expected increases in sales, which could adversely affect Products Corporation's liquidity. Additionally, it is possible that the changes may have unanticipated consequences that could be adverse to Products Corporation's business. The stabilization and growth phase of the plan involves a number of significant changes, including:

•	increasing Products Corporation's advertising and media spending and effectiveness;

•	increasing the marketing effectiveness of Products Corporation's wall displays to optimize cross-selling and make the wall displays easier to merchandise, and continuing to roll out Products Corporation's new wall displays which began in 2002;
•	streamlining Products Corporation's product assortment and reconfiguring product placement on Products Corporation's wall displays;
•	selectively adjusting prices on certain products;
•	enhancing merchandiser coverage and working with Products Corporation's retail customers to improve in-store stock levels;
•	further strengthening Products Corporation's new product development process; and
•	implementing a comprehensive program to develop and train Products Corporation employees.

Each of these components of the stabilization and growth phase of the plan carries significant risks, as well as the possibility of unexpected consequences. Potential risks include:

•	increased advertising and media expenses and Products Corporation's attempts to make such advertising and media more effective may fail to achieve their intended effects;
•	changes to Products Corporation's wall displays may fail to achieve their intended effects;
•	Products Corporation may experience returns exceeding expectations as a result of streamlining product assortments;
•	Products Corporation may incur costs exceeding expectations as a result of the roll out of new wall displays or the new wall displays may fail to achieve their intended effects;
•	selective price adjustments may fail to achieve their intended effect;
•	Products Corporation will incur increased costs arising from the stabilization and growth phase of the plan to enhance in-store merchandiser coverage, and the enhanced merchandiser coverage may not achieve its intended effect;
•	Products Corporation's strengthened new product development process may not be as successful as contemplated, and/or consumers may not accept Products Corporation's new product offerings to the degree envisioned;
•	competitors could increase their spending on advertising and media and increase their new product development spending or take other steps in response to the stabilization and growth phase of the plan, which could impact the effectiveness of the stabilization and growth phase of the plan and Products Corporation's ability to achieve its objective of increased revenues and profitability over the long term; and
•	Products Corporation may experience difficulties or delays in implementing a comprehensive program to develop and train employees.

Competition in the consumer products business could materially adversely affect the net sales and market share of Products Corporation.

The consumer products business is highly competitive. Products Corporation competes on the basis of numerous factors. Brand recognition, product quality, performance and price, product availability at the retail stores, and the extent to which consumers are educated on product benefits have a marked influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions also have a significant impact on buying decisions, and the structure and quality of the sales force, as well as consumer consumption of Products Corporation's products, affect in-store position, wall display space and inventory levels in retail outlets. An increase in the amount of competition that Products Corporation faces could have a material adverse effect on its market share. Products Corporation experienced declines in its market share in the U.S. mass-market in color cosmetics since the end of the first half of 1998 through the first half of 2002, including a decline in Products Corporation's color cosmetics market share from 32.0% in the second quarter of 1998 to 22.3% in the second quarter of 2002, and there can be no assurance that declines in market share will not occur in the future. In addition, Products Corporation competes in selected product categories against a number of multinational manufacturers, some of which are larger and have substantially greater resources than it, and which may therefore have the ability to spend more aggressively on advertising and marketing and more flexibility to respond to changing business and economic conditions than Products Corporation. Some of Products Corporation's competitors have increased their spending on discounting and advertising and promotional activities in U.S. mass-market cosmetics. In addition to products sold in the mass-market and demonstrator-assisted channels, Products Corporation's products also compete with similar products sold door-to-door or through mail-order or telemarketing by representatives of direct sales companies.

The foreign operations of Products Corporation are subject to a variety of social, political and economic risks and may be affected by foreign currency fluctuation, which could adversely affect the results of operations of Products Corporation and the value of its foreign assets.

As of September 30, 2003, Products Corporation had operations based in 16 foreign countries. Products Corporation is exposed to the risk of changes in social, political and economic conditions inherent in operating in foreign countries, including those in Asia, Eastern Europe and Latin America. Such changes include changes in the laws and policies that govern foreign investment in countries where Products Corporation has operations, as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment. In addition, fluctuations in foreign currency exchange rates may affect the results of the operations of Products Corporation and the value of its foreign assets, which in turn may adversely affect reported earnings and, accordingly, the comparability of period-to-period results of operations. For the nine months ended September 30, 2002 and 2003 and the year ended December 31, 2002, Products Corporation's operations in Latin America contributed 7.8%, 7.1% and 8.4%, respectively of its total net sales, and have been adversely affected by political and economic conditions and foreign currency devaluations. Changes in currency exchange rates may affect the relative prices at which Products Corporation and foreign competitors sell products in the same market. Products Corporation's net sales outside of the U.S. and Canada for the nine months ended September 30, 2002 and 2003 and the year ended December 31, 2002 were 28.8%, 31.0% and 32.1%, respectively, of Products Corporation's total net sales. In addition, changes in the value of relevant currencies may affect the cost of certain items required in Products Corporation's operations. Products Corporation enters into forward foreign exchange contracts to hedge certain cash flows denominated in foreign currency. At September 30, 2003 and at December 31, 2002, the notional amount of Products Corporation's foreign currency forward exchange contracts was $18.9 million and $10.8 million, respectively. We can offer no assurances as to the future effect of changes in social, political and economic conditions on Products Corporation's business, results of operations and financial condition.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other attacks, acts of war or military actions, such as military actions in Iraq, may adversely affect the markets in which Products Corporation operates, its operations and profitability.

On September 11, 2001, the U.S. was the target of terrorist attacks of unprecedented scope. These attacks contributed to major instability in the U.S. and other financial markets and reduced consumer confidence. These terrorist attacks, the military response and future developments, or other military actions, such as the ongoing military actions in Iraq, may adversely affect prevailing economic conditions, resulting in reduced consumer spending and reduced demand for Products Corporation's products. These developments subject Products Corporation's worldwide operations to increased risks and, depending on their magnitude, could reduce net sales and therefore could have a material adverse effect on Products Corporation's business, results of operations and financial condition.

Attempting to accomplish all of the elements of the stabilization and growth phase of Products Corporation's business plan simultaneously may prove to be burdensome and may cause disruption or difficulties in its business.

Products Corporation recently implemented the stabilization and growth phase of its plan, which includes increasing advertising and media spending and effectiveness, increasing the marketing effectiveness of wall displays, including by streamlining the number of SKUs, selectively adjusting prices on certain products, optimizing product availability to consumers and further strengthening its new product development process. Attempting to accomplish all of these elements simultaneously may prove to be a financial and operational burden on Products Corporation. If Products Corporation is unable to successfully accomplish all of the elements of the stabilization and growth phase of its plan simultaneously, it could delay or impede achieving its objectives of increasing revenues and could therefore have a material adverse effect on Products Corporation's business, results of operations and financial condition.

This prospectus contains forward-looking statements that involve risks and uncertainties.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in such forward-looking statements. Such statements include, without limitation, our expectations and estimates (whether qualitative or quantitative) as to:

•	Products Corporation's plans to update its retail presence and improve the marketing effectiveness of its retail wall displays by installing newly-reconfigured wall displays and reconfiguring existing wall displays at its retail customers (and its estimates of the costs of such wall displays, the effects of such plans on the accelerated amortization of existing wall displays and the estimated amount of such amortization);
•	Products Corporation's plans to increase its advertising and media spending and improve the effectiveness of its advertising;
•	Products Corporation's plans to introduce new products and further strengthen its new product development process;
•	Products Corporation's plans to streamline its product assortment and reconfigure product placement on its wall displays and selectively adjust prices on certain of its products;
•	Products Corporation's plans to implement comprehensive programs to develop and train its employees;
•	Products Corporation's future financial performance, including our belief that Products Corporation's stabilization and growth plan is proving effective;
•	the effect on sales of political and/or economic conditions, political uncertainties, military actions, adverse currency fluctuations and competitive activities and category weakness;
•	Products Corporation's plans to accelerate the implementation of the stabilization and growth phase of its plan and the charges and the cash costs resulting from implementing such plan and the timing of such costs, as well as our expectations as to improved revenues and achieving profitability over the long term as a result of such phase of Products Corporation's plan and Products Corporation's plans to continue to fund brand support;
•	Products Corporation's plans regarding the accelerated growth phase of its plan, with the objective of improving its operating profit margins;
•	Products Corporation's plans to further improve the new product development and implementation process;
•	Products Corporation's plans to continue to increase the effectiveness and reduce the cost of its display walls;
•	Products Corporation's plans to drive efficiencies across its overall supply chain, including reducing manufactory costs by streamlining components and sourcing strategically;

•	Products Corporation's plans to optimize the effectiveness of its marketing and promotions;
•	restructuring activities, restructuring costs, the timing of restructuring payments and annual savings and other benefits from such activities;
•	operating revenues, cash on hand, cash from the rights offering (which Revlon received in June 2003 and contributed to Products Corporation), availability of borrowings under the Mafco Loans, the $25 million M&F Loan, and Products Corporation's credit agreement being sufficient to satisfy Products Corporation's cash requirements and the availability of funds from Products Corporation's 2004 M&F Loan, restructuring indebtedness, selling assets or operations, capital contributions and/or loans from MacAndrews & Forbes, our other affiliates and/or third parties and/or the sale of additional equity securities of Revlon, and the terms on which the $25 million M&F Loan and the 2004 M&F Loan would be extended;
•	advances under the Old Keepwell Agreement being sufficient to satisfy REV Holdings' cash requirements, the availability of advances under the New Keepwell Agreement and GSB Investments Corp.'s plan to obtain capital contributions or loans from its affiliates to make advances under both the Old Keepwell Agreement and the New Keepwell Agreement if it has not received sufficient dividend income from its Citigroup common stock and the availability of funds from restructuring indebtedness, selling assets or operations, capital contributions and/or loans from MacAndrews & Forbes, our other affiliates and/or third parties and the sale of additional equity securities of Revlon or the sale of equity securities of REV Holdings;
•	any potential capital contributions by MacAndrews & Forbes to REV Holdings in order to provide us with the cash to pay the principal amount of the old notes that remain outstanding following consummation of the exchange offer;
•	our uses of funds, including amounts required by Products Corporation for the payment of operating expenses, including expenses in connection with the stabilization and growth phase of Products Corporation's plan, such as the purchase and reconfiguration of wall displays and increases in advertising and media, capital expenditure requirements, including charges and costs in connection with the Enterprise Resource Planning System, payments in connection with restructuring programs and debt service payments, and estimates of operating expenses, working capital expenses, wall display costs, capital expenditures, restructuring costs and debt service payments;
•	matters concerning our market-risk sensitive instruments;
•	the effects of our adoption of certain accounting principles;
•	Products Corporation obtaining a further waiver or amendment of various provisions of its credit agreement, including the EBITDA and leverage ratio covenants, or refinancing or repaying such debt before January 31, 2004 in the event such waiver or amendment is not obtained, and Products Corporation receiving the consent of a majority of the lenders under its credit agreement in connection with the 2004 M&F Loan; and
•	Products Corporation's plan to refinance its debt maturing in 2004 and 2005.

Statements that are not historical facts, including statements about REV Holdings' beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as "believes," "expects," "estimates," "projects," "forecast," "may," "will," "should," "seeks," "plans," "scheduled to," "anticipates" or "intends" or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategy or intentions. Forward-looking statements speak only as of the date they are made, and except for REV Holdings' ongoing obligations under the U.S. federal securities laws, REV Holdings undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. In addition to factors that may be described in REV Holdings' filings with the Securities and Exchange Commission, or the SEC, including this prospectus, the following factors, among others, could cause REV Holdings' actual results to differ materially from those expressed in any forward-looking statements made by us:

•	difficulties or delays or unanticipated costs associated with improving the marketing effectiveness of Products Corporation's wall displays;
•	difficulties or delays in developing and/or presenting Product Corporation's increased advertising programs and/or improving the effectiveness of its advertising;
•	difficulties or delays in developing and introducing new products or failure of Product Corporation's customers to accept new product offerings and/or in further strengthening its new product development process;
•	difficulties or delays in implementing Product Corporation's plans to streamline its product assortment and reconfigure product placement on its wall displays and selectively adjust prices on certain of its products;
•	difficulties or delays in implementing comprehensive programs to train Product Corporation's employees;
•	unanticipated circumstances or results affecting Products Corporation's financial performance, including decreased consumer spending in response to weak economic conditions or weakness in the category, changes in consumer preferences, such as reduced consumer demand for Products Corporation's color cosmetics and other current products, and actions by Products Corporation's competitors, including business combinations, technological breakthroughs, new products offerings, promotional spending and marketing and promotional successes, including increases in market share;
•	the effects of and changes in political and/or economic conditions, including inflation, monetary conditions and military actions, and in trade, monetary, fiscal and tax policies in international markets;
•	unanticipated costs or difficulties or delays in completing projects associated with the stabilization and growth phase of Products Corporation's plan or lower than expected revenues over the long term as a result of such plan;
•	difficulties, delays or unanticipated costs in implementing Products Corporation's plans regarding the accelerated growth phase of its plan, with the objective of improving its operating profit margins;
•	difficulties, delays or unanticipated costs in implementing Products Corporation's plans to further improve the new product development and implementation process;
•	difficulties, delays or unanticipated costs in implementing Products Corporation's plans to continue to increase the effectiveness and reduce the cost of its display walls;
•	difficulties, delays or unanticipated costs in implementing Product Corporation's plans to drive efficiencies across its overall supply chain, including reducing manufactory costs by streamlining components and sourcing strategically;
•	difficulties, delays or unanticipated costs in implementing Products Corporation's plans to optimize the effectiveness of its marketing and promotions;
•	difficulties, delays or unanticipated costs or less than expected savings and other benefits resulting from Product Corporation's restructuring activities;
•	lower than expected operating revenues, the inability to secure additional capital contributions or loans from MacAndrews & Forbes, or our other affiliates and/or third parties, lower than expected operating revenues or increased operating expenses, or the unavailability of funds under Products Corporation's credit agreement, the Mafco Loans, the $25 million M&F Loan or the 2004 M&F Loan or from restructuring indebtedness, selling assets or operations of Revlon, selling additional equity securities of Revlon or equity securities of REV Holdings;
•	advances under the Old Keepwell Agreement or the New Keepwell Agreement being insufficient to satisfy REV Holdings cash requirements, the unavailability of advances under the New Keepwell Agreement or GSB Investments Corp.'s inability to obtain capital contributions or loans from its affiliates to make advances under either the Old Keepwell Agreement or the New Keepwell Agreement if it has not received sufficient dividend income from its Citigroup common stock;
•	higher than expected operating expenses, sales returns, working capital expenses, wall display costs, capital expenditures, restructuring costs or debt service payments;
•	interest rate or foreign exchange rate changes affecting Products Corporation and its market sensitive financial instruments;
•	unanticipated effects of our adoption of certain new accounting standards;
•	difficulties, delays or inability to obtain a further waiver or amendment of the EBITDA and leverage ratio covenants under Products Corporation's credit agreement or refinancing or repaying such debt on or before January 31, 2004 in the event such waiver or amendment is not obtained and Products Corporation receiving the consent of a majority of the lenders under its credit agreement in connection with the 2004 M&F Loan; and
•	difficulties, delays or the inability to refinance Products Corporation's debt maturing in 2004 and 2005, respectively.

You should consider the areas of risk described above, as well as those set forth in other documents we have filed with the SEC and which are incorporated by reference into this prospectus, in connection with any forward-looking statements that may be made by us. You are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the SEC (which, among other places, can be found on the SEC's website at http://www.sec.gov). See "Where You Can Find More Information".

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer.

CAPITALIZATION

The following information sets forth (i) our actual capitalization as of September 30, 2003 and (ii) our capitalization as of September 30, 2003, as adjusted to reflect the consummation of the exchange offer (assuming all of the old notes are exchanged). The information presented below should be read in conjunction with "Selected Historical and Pro Forma Financial Data" included elsewhere in this prospectus and in the consolidated financial statements of REV Holdings and the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the reports of REV Holdings incorporated by reference herein and attached as Annex A and Annex B. See "Available Information."

	September 30, 2003 Unaudited
	Actual	Pro Forma
	(Dollars in millions)
Rev Holdings:
12% Senior Secured Notes due 2004	$80.5	$—
Current portion of long-term debt — affiliates	23.9	25.5	(a)
Long-term debt:
13% Senior Secured Notes due 2007	—	80.5
	104.4	106.0
Products Corporation:
Short-term borrowings — third parties	28.7	28.7
Long-term debt:
Working capital lines	223.8	223.8
8 1/8% Senior Notes due 2006	249.8	249.8
9% Senior Notes due 2006	250.0	250.0
8 5/8% Senior Subordinated Notes due 2008	649.9	649.9
12% Senior Secured Notes due 2005	355.5	355.5
Long-term debt — affiliates	127.3	127.3
	1,885.0	1,885.0
Total indebtedness	1,989.4	1,991.0
Member's deficiency:
Member's interest	—	—
Additional paid-in-capital	361.3	361.3
Accumulated deficit since June 24, 1992	(2,067.8)	(2,071.8)	(b)
Accumulated other comprehensive loss	(129.2)	(129.2)
Total member's deficiency	(1,835.7)	(1,839.7)
Total capitalization	$153.7	$151.3

(a)	Reflects the payment of accrued interest of $1.6 million on the old notes with advances under the Old Keepwell Agreement.

(b)	Reflects the non-recurring charge to accumulated deficit reflecting $4.0 million of fees and expenses relating to the exchange offer expected to be paid to third parties.

At December 5, 2003, $80.5 million principal amount of old notes were outstanding. REV Holdings has no cash available, and is not expected to have any cash available, to pay the principal amount of the old notes in February 2004. At December 5, 2003, based on the last reported sale price of Revlon Class A Common Stock on the NYSE of $ 2.34 per share, the market value of the Old Notes Collateral was approximately $ 9.8 million or approximately $ 122 for each $1,000 principal amount of the old notes. The proceeds from the sale or sales of all of the Old Notes Collateral, therefore, would not be sufficient to satisfy the amounts due on the outstanding old notes. In addition, we believe that Revlon has no obligation nor any compelling business reason to declare any dividends or make any distributions for the benefit of REV Holdings prior to the maturity of the old notes. Therefore, if less than all of the outstanding old notes are exchanged in the exchange offer and if MacAndrews & Forbes does not make a capital contribution to REV Holdings to provide it with the cash to pay the principal amount of the old notes, REV Holdings may be forced to seek protection under Chapter 11 of the United States Bankruptcy Code. See "Risk Factors — Consequences of Failure to Exchange."

Selected Historical and Unaudited Pro Forma Financial Data

The selected historical financial data for each of the years in the five-year period ended December 31, 2002 has been derived from our audited consolidated financial statements. The selected historical financial data for the nine months ended September 30, 2003 and 2002 and as of September 30, 2003 have been derived from our unaudited consolidated financial statements which reflect, in the opinion of our management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial data for such periods. Results for interim periods are not necessarily indicative of the results for the full year. In connection with the exchange offer, old notes may be exchanged for new notes with a like principal amount. Pursuant to Emerging Issues Task Force Issue 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, we believe that the terms of the new notes are not substantially different from those of the old notes. Accordingly, the carrying amount of the old notes at the time of the exchange will remain unchanged and a new effective interest rate will be determined based upon the cash flow requirements of the new notes. Any amounts paid to third parties, other than the creditors, relating to the exchange will be expensed as incurred. The pro forma Statement of Operations data for the year ended December 31, 2002 and the nine months ended September 30, 2003 give pro forma effect to the consummation of the exchange offer assuming such transactions occurred on January 1, 2002. The pro forma Balance Sheet data as of September 30, 2003 give pro forma effect to the consummation of the exchange offer assuming such transactions occurred on September 30, 2003. The pro forma adjustments are based upon available information and certain assumptions that management of REV Holdings believes are reasonable. The pro forma financial data do not purport to represent the results of operations or the financial position of REV Holdings that actually would have occurred had the foregoing transactions been consummated on the aforesaid dates.

You also should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes, the report of our independent auditors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, incorporated in this prospectus by reference and attached as Annex A, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, incorporated in this prospectus by reference and attached as Annex B.

Selected Historical and Unaudited Pro Forma Financial Data

	Nine Months Ended September 30,		Year Ended December 31,
	2003(b)	2002	2002(b)	2001	2000	1999	1998
	(Dollars in millions)
Historical Statement of Operations Data (a):
Net sales	$930.8	$906.8	$1,119.4	$1,277.6	$1,409.4	$1,629.8	$2,064.1
Gross profit	567.0	556.4	615.7	733.4 (e)	835.1 (f)	903.5	1,262.0 (h)
Selling, general and administrative expenses	581.3	525.2	717.0	679.2 (e)	765.1	1,075.3 (g)	1,104.2
Restructuring costs and other, net	0.9 (c)	9.3 (d)	13.6 (d)	38.1 (e)	54.1 (f)	40.2 (g)	33.1 (h)
Operating (loss) income	(15.2)	21.9	(114.9)	16.1	15.9	(212.0)	124.7
Interest expense, net	132.9	123.2	165.4	161.1	217.3	212.6	197.6
Amortization of debt issuance costs	6.6	5.8	7.7	7.1	9.2	7.9	9.0
Foreign currency (gains) losses, net	(3.2)	3.0	1.4	2.2	1.6	(0.5)	4.6
Loss (gain) on sale of product line, brands and facilities, net	—	1.0	1.0	14.4	(10.8)	—	—
Gain on sale of subsidiary stock	—	—	—	—	(1.1)	(0.1)	(2.6)
Loss on early extinguishment of debt	—	—	—	3.6	—	—	51.7
Miscellaneous, net	0.1	1.3	1.2	3.2	0.8	0.9	4.6
Loss from continuing operations before income taxes	(151.6)	(112.4)	(291.6)	(175.5)	(201.1)	(432.8)	(140.2)
(Benefit) provision for income taxes	(2.9)	(2.2)	0.4	9.3	8.6	9.1	5.0
Loss from continuing operations	(148.7)	(110.2)	(292.0)	(184.8)	(209.7)	(441.9)	(145.2)
Loss from discontinued operations	—	—	—	—	—	—	(64.2)
Net loss	$(148.7)	$(110.2)	$(292.0)	$(184.8)	$(209.7)	$(441.9)	$(209.4)
Other Data:
Net cash used for operating activities	$(193.6)	$(120.6)	$(122.0)	$(91.0)	$(84.0)	$(81.8)	$(52.2)
Net cash (used for) provided by investing activities	(19.7)	(7.6)	(14.2)	87.2	322.1	(40.7)	246.4
Net cash provided by (used for) financing activities	153.9	88.2	120.0	50.8	(203.7)	117.5	(177.6)
Ratio of earnings to fixed charges (i)	—	—	—	—	—	—	—
Capital expenditures	$19.7	$9.4	$16.0	$15.1	$19.0	$42.3	$60.8
Purchase of permanent displays	56.8	53.5	66.2	44.0	51.4	66.5	76.6
Depreciation and amortization (j)	82.8	90.1	119.1	131.7	205.4	197.2	183.9

Pro Forma Statement of Operations Data (k):
Operating loss	$(15.2)		$(114.9)
Interest expense, net	133.4		166.1
Amortization of debt issuance costs	6.6		7.7
Net loss	(149.2)		(292.7)
Ratio of earnings to fixed charges (l)	—		—

	September 30, 2003		December 31,
	Actual	Pro Forma (m)	2002	2001	2000	1999	1998
	(Dollars in millions)
Balance Sheet Data (a):
Total assets	$898.3	$898.3	$939.8	$998.1	$1,102.7	$1,563.2	$1,839.0
Total indebtedness	1,989.4	1,991.0	1,869.8	1,746.1	2,347.4	2,488.4	2,299.1
Total member's deficiency	(1,835.7)	(1,839.7)	(1,744.3)	(1,381.5)	(1,863.9)	(1,691.1)	(1,252.7)

See accompanying notes to Selected Historical and Unaudited Pro Forma Financial Data

Notes to Selected Historical and Unaudited Pro Forma Financial Data

(a)	In March 2000 and May 2000, Products Corporation completed the disposition of its worldwide professional products line and its Plusbelle brand in Argentina, respectively. In July 2001, Products Corporation completed the disposition of its Colorama brand and facility in Brazil. Accordingly, the selected consolidated financial data include the results of operations of the professional products line, Plusbelle and Colorama brands through the dates of their respective dispositions.
(b)	Includes expenses of $104.2 million in 2002 (of which $99.3 million was recorded in the fourth quarter of 2002) and approximately $31 million in the first nine months of 2003 related to the acceleration of the implementation of the stabilization and growth phase of Products Corporation's plan.
(c)	During the first nine months of 2003, we recorded a separate charge of $0.9 million principally for employee severance and other personnel benefits in certain Latin American and European operations.
(d)	During 2002, we continued to implement the 2000 restructuring program referred to below in note (f), as well as other restructuring actions, and recorded charges of $9.3 million and $13.6 million in the first nine months and full year 2002, respectively, principally for additional employee severance and other personnel benefits, primarily resulting from reductions in our worldwide sales force, relocation and other costs related to the consolidation of worldwide operations.
(e)	During 2001, we recorded a charge of $38.1 million related to the 2000 restructuring program referred to below in note (f), principally for additional employee severance and other personnel benefits, relocation and other costs related to the consolidation of worldwide operations. Included in the $38.1 million charge for 2001 was an adjustment in the fourth quarter to previous estimates of approximately $6.6 million.

In 2001, we recorded $38.2 million to cost of sales (which includes $6.1 million of increased depreciation) and $5.4 million to selling, general and administrative costs related to additional costs associated with the consolidation of Products Corporation's Phoenix and Canada facilities.

(f)	In the first and second quarter of 2000, we recorded charges of $9.5 million and $5.1 million, respectively, relating to the 1999 restructuring program that began in the fourth quarter of 1999 referred to below in note (g). During the third quarter of 2000, we continued to re-evaluate our organizational structure. As part of this re-evaluation, we initiated a new restructuring program in line with our original restructuring plan developed in late 1998 designed to improve profitability by reducing personnel and consolidating manufacturing facilities. The 2000 restructuring program focused on closing our manufacturing operations in Phoenix, Arizona and Mississauga, Canada and to consolidate production into our plant in Oxford, North Carolina. The 2000 restructuring program also includes the remaining obligation for excess leased real estate at our headquarters, consolidation costs associated with closing our facility in New Zealand, and the elimination of several domestic and international executive and operational positions, each of which were effected to reduce and streamline corporate overhead costs. In the third quarter of 2000, we recorded a charge of $13.7 million for programs begun in the quarter as well as for the expanded scope of programs previously commenced. In the fourth quarter of 2000, we recorded a charge of $25.8 million related to the 2000 restructuring program, principally for additional employee severance and other personnel benefits and to consolidate worldwide operations.

During the fourth quarter of 2000, we recorded $4.9 million to cost of sales related to additional costs associated with the consolidation of worldwide operations.

(g)	In the first nine months of 1999, we continued to execute the 1998 restructuring program referred to below in note (h) and we recorded an additional net charge of $20.5 million,

principally for employee severance and other personnel benefits and obligations for excess leased real estate primarily in the United States. Also in 1999, we exited from a non-core business, resulting in a charge of $1.6 million.

During the fourth quarter of 1999, we continued to restructure our organization and began a new program in line with our original restructuring plan developed in late 1998, principally for additional employee severance and other personnel benefits and to restructure certain operations outside the United States, including certain operations in Japan, resulting in a charge of $18.1 million.

During the fourth quarter of 1999, we recorded a charge to selling, general and administrative expenses of $22.0 million related to executive separation costs related to this new program.

(h)	In late 1998, we developed a strategy to reduce overall costs and streamline operations. To execute against this strategy, we began to develop a restructuring plan and executed the plan in several phases, which has resulted in several restructuring charges being recorded.

In the fourth quarter of 1998, we began to execute the 1998 restructuring program which was designed to realign and reduce personnel, exit excess leased real estate, realign and consolidate regional activities, reconfigure certain manufacturing operations and exit certain product lines and recognized a charge of $44.2 million, which includes $2.7 million charged to cost of sales. In 1998, we recognized gains of approximately $8.4 million for the sales of certain non-core assets.

(i)	Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of debt issuance costs, but not losses relating to the early extinguishment of debt) and 33% of rental expense (considered to be representative of the interest factors). Fixed charges exceeded earnings by $151.6 million for the nine months ended September 30, 2003, $112.4 million for the nine months ended September 30, 2002, $291.6 million in 2002, $175.5 million in 2001, $201.1 million in 2000, $432.8 million in 1999 and $140.2 million in 1998.
(j)	Includes amortization relating to debt issuance costs and debt discount of $6.6 million and $2.4 million for the nine months ended September 30, 2003, $5.8 million and $2.1 million for the nine months ended September 30, 2002, $7.7 million and $2.8 million in 2002, $7.1 million and $16.1 million in 2001, $9.2 million and $75.0 million in 2000, $7.9 million and $67.6 million in 1999 and $9.0 million and $68.8 million in 1998, respectively.
(k)	The pro forma statement of operations data reflect (i) the elimination of interest expense of $9.9 million and $7.5 million for the year ended December 31, 2002, and for the nine months ended September 30, 2003, respectively and (ii) interest expense of $10.6 million and $8.0 million for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively, on the carrying value of the new notes of $80.5 million based on an effective interest rate of approximately 13.0%. Such pro forma results do not include a nonrecurring charge of $4.0 million for fees and expenses related to the exchange offer expected to be paid to third parties.
(l)	As adjusted to reflect the exchange offer as if such transaction occurred on January 1, 2002, fixed charges would have exceeded earnings before fixed charges by $152.1 million for the nine months ended September 30, 2003 and $292.3 million for the year ended December 31, 2002.
(m)	The pro forma balance sheet data reflect (i) the retirement of $80.5 million principal amount of old notes in the exchange offer, (ii) the issuance of new notes in the exchange offer with a principal amount of $80.5 million, (iii) the payment of accrued interest of $1.6 million on the old notes, with advances under the Old Keepwell Agreement, and (iv) the charge to member's deficiency reflecting $4.0 million of fees and expenses related to the exchange offer expected to be paid to third parties.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions, we will accept for exchange old notes that are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on         , 2003. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. The term "Expiration Date" means the latest time and date to which the exchange offer is extended.

As of December 5, 2003, $80.5 million principal amount of old notes were outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain obligations as set forth under "— Conditions to the Exchange Offer."

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. We will extend the duration of the exchange offer as required by applicable law, and may choose to extend it in order to provide additional time for holders of old notes to tender their notes for exchange. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof. Although none of our affiliates currently own any of the old notes, it is possible we or our affiliates may purchase old notes in the open market prior to consummation of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "— Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We will also pay any interest that is accrued and unpaid in respect of the old notes through the Expiration Date to those holders who participate in the exchange offer.

This exchange offer is subject to qualification under state securities laws in those states in which we make the offer to exchange. We have applied for approval in those jurisdictions in which such approval is necessary and will only make offers to buy and solicit offers to sell in those jurisdictions in which approval has been received.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent's message in lieu of such letter of transmittal, to The Bank of New York, as exchange agent, at the address set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either:

•	a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at the Depository

Trust Company ("DTC") pursuant to the procedure for book-entry transfer described beginning on page 40 must be received by the exchange agent, prior to the Expiration Date, with the letter of transmittal or an agent's message in lieu of such letter of transmittal,
•	the holder must comply with the guaranteed delivery procedures described below, or
•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal.

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by regular U.S. mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or
•	for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular old note either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent's interpretation of the terms and conditions of the exchange offer relating to validity, form, eligibility (including time of receipt) and acceptance as to any particular old note either before or after the Expiration Date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes properly tendered and will issue the new notes promptly after the Expiration Date. See "— Conditions to the Exchange Offer." For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC,
•	a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof, and
•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC) promptly after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "— Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the Expiration Date, a tender may be effected if:

•	the tender is made through an Eligible Institution,
•	prior to the Expiration Date, the exchange agent received from such Eligible Institution a notice of guaranteed delivery, substantially in the form we provide (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent, and
•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to the Expiration Date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under "— Exchange Agent." This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,
•	the old notes to be withdrawn (including the principal amount of such old notes), and
•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "— Procedures for Tendering Old Notes" above at any time prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to the Expiration Date:

(a)	there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,
(1)	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our reasonable judgment will or will be reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above; or

(b)	there shall have occurred:
(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market;
(2)	any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer;
(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or
(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or
(c)	any change (or any development involving a prospective change) shall have occurred or be threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and our subsidiaries taken as a whole that, in our reasonable judgment, is or is reasonably likely to be materially adverse to us, or we have become aware of facts that, in our reasonable judgment, have or are reasonably likely to have materially adverse significance with respect to us, the old notes or the new notes;

which in our reasonable judgment in any case, and regardless of the circumstances (other than any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange. Additionally, notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if less than 90% of the outstanding principal amount of old notes are validly tendered and not withdrawn prior to the Expiration Date.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived (other than those conditions dependent upon receipt of necessary government approvals) by us in whole or in part at any time prior to the Expiration Date in our reasonable discretion. In the event that we waive any condition, the waiver will apply to all old notes. Our failure at any time prior to the Expiration Date to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time prior ot the Expiration Date.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement"), of which this prospectus constitutes a part, or the qualification of the New Indenture under the Trust Indenture Act of 1939, as amended.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below.

Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

The Bank of New York as Exchange Agent

By Registered or Certified Mail:	By Hand and Overnight Courier:
The Bank of New York	The Bank of New York
101 Barclay Street, 7E	101 Barclay Street, Corporate Trust Services Window
New York, New York 10286	New York, New York 10286
Attention: Carolle Montreuil	Attention: Carolle Montreuil
Reorganization Department	Reorganization Department

By Facsimile:	Confirm by Telephone or for Information:
(212) 815-6339	(212) 815-5920

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Information Agent

We have appointed                                  to act as the information agent in connection with the exchange offer of the old notes. Any questions concerning the exchange offer procedures or requests for assistance or additional copies of this prospectus or the letters of transmittal may be directed to the information agent at:

Financial Advisor

We have retained                                  as financial advisor in connection with the exchange offer.

The financial advisor presently intends to make markets in the new notes issued pursuant to the exchange offer. However, the financial advisor is not obligated to do so and any market making may be discontinued at any time, without notice, at the sole discretion of the financial advisor. Accordingly, we cannot assure you that an active market in the new notes will develop or be maintained.

The financial advisor from time to time may make a market in the old notes and from time to time the financial advisor may own old notes.

Fees and Expenses

The principal solicitation is being made by mail by The Bank of New York, as exchange agent. The exchange agent will be paid customary fees for its services and reimbursed for its reasonable out-of-pocket expenses incurred in connection with the provision of these services. All other registration expenses, including fees and expenses of the Trustee under the New Indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses will be paid.

                                , as information agent, may contact holders of old notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. The information agent will receive reasonable compensation for its services and will be reimbursed for reasonable out-of-pocket expenses.

                                , as financial advisor, has agreed to solicit exchanges of the old notes. The financial advisor will be paid customary fees for its services and reimbursed for specified expenses payable as of the completion of the exchange offer. We have also agreed to indemnify                  against certain expenses and liabilities, including liabilities under federal securities laws.

Solicitation Fee

A solicitation fee of $20.00 per $1,000 principal amount of old notes accepted for exchange pursuant to the exchange offer, will be paid to brokers, dealers or others soliciting acceptances of the exchange offer subject to the condition that a fee will not be payable in connection with exchanges of old notes by beneficial owners or registered holders who own more than $500,000 principal amount of old notes.

As used herein, a fee will only be payable to an entity covered by a letter of transmittal which designated its name as having solicited and obtained the tender, and it is (i) any broker or dealer in securities, including the financial advisor in its capacity as a broker or dealer, which is a member of any national securities exchange or of the NASD, (ii) any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company. No such fee shall be payable to a broker, dealer or other entity soliciting acceptances of the exchange offer with respect to the tender of old notes by a holder unless the letter of transmittal accompanying such tender designates such broker, dealer or other entity soliciting acceptances of the exchange offer. No such fee will be payable to a broker, dealer or other entity soliciting acceptances of the exchange offer in connection with exchanges of old notes by beneficial owners or registered holders who own more than $500,000 principal amount of old notes. No such fee shall be payable to a broker, dealer or other entity soliciting acceptances of the exchange offer in respect of old notes registered in the name of such broker, dealer or other entity soliciting acceptances of the exchange offer unless such old notes are held by such broker, dealer or other entity soliciting acceptances of the exchange offer as nominee and such old notes are being tendered for the benefit of one or more beneficial owners identified on the letter of transmittal or on the notice of solicited tenders. No such fee shall be payable to a broker, dealer or other entity soliciting acceptances of the exchange offer if such broker, dealer or other entity soliciting acceptances of the exchange offer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a broker, dealer or other entity soliciting acceptances of the exchange offer with respect to old notes tendered for such broker, dealer or other entity soliciting acceptances of the exchange offer's own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be our agent or an agent of the exchange agent, the financial advisor or the information agent for purposes of the exchange offer. For all purposes noted in all materials related to the exchange offer, the term "solicit" shall be deemed to mean no more than "processing old notes tendered" or "forwarding to customers materials relating to the exchange offer."

Payment of any solicitation fee will be subject to compliance with all applicable terms and conditions set forth in the letter of transmittal. In order to receive a solicitation fee, brokers, dealers or others soliciting acceptances of the exchange offer must return a notice of solicited tenders (included in the BLUE broker-dealer letter provided to brokers and dealers for beneficial holders and the YELLOW letter of transmittal provided to registered holders) to the exchange agent within two NYSE trading days after the Expiration Date.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates' officers and regular employees. No additional compensation will be paid to any officers or employees who engage in soliciting exchanges.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the old notes regarding transfer and exchange of the old notes. See "Risk Factors — Consequences of Failure to Exchange."

DESCRIPTION OF NEW NOTES

The 13% Senior Secured Notes due 2007 (the "New Notes") will be issued under the Indenture (the "New Indenture") between the Issuer and The Bank of New York, as trustee (the "Trustee"), a copy of which is available upon request to the Issuer. The terms of the New Notes include those stated in the New Indenture and those made part of the New Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). You can find the definitions of certain terms used in this description under the subheading "Certain Definitions."

The following description is a summary of the material provisions of the New Indenture. It does not restate the agreement in its entirety. We urge you to read the New Indenture because it, and not this description, defines your rights as holders of these New Notes. We have filed copies of the New Indenture as an exhibit to the Registration Statement which includes this Prospectus.

General

The New Notes will mature on                          , 2007. The New Notes will bear interest from the date of issuance, payable semiannually in arrears on                          and                         , commencing on                         , 2004, to the persons who are holders of record on the close of business on the immediately preceding                         and                          .

The New Notes will bear interest at 13% per annum. The Trustee will authenticate and deliver New Notes for an original issue up to a maximum aggregate principal amount of $80,502,000.

Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Principal and interest will be payable at the office of the Trustee, but, at the option of the Issuer, interest may be paid by check mailed to the registered holders of the New Notes at their registered addresses. The New Notes will be transferable and exchangeable at the office of the Trustee and will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

The New Notes are senior debt. They are equal in right of payment with the Old Notes and any amounts outstanding under the Keepwell Agreement and will be equal in right of payment with any future unsecured indebtedness, including trade payables, but will rank senior to any future indebtedness that expressly provides that it is subordinate to the New Notes. The New Notes will also be effectively subordinated to the total indebtedness and other liabilities of Revlon and its subsidiaries, including their trade payables, which, as of September 30, 2003, was $2,622.9 million.

Optional Redemption

The New Notes may be redeemed, on a pro rata basis, at any time at the option of the Issuer in whole, or from time to time in part, at 100% of the principal amount thereof plus accrued and unpaid interest (the "Redemption Price") to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Issuer will mail a notice of any such redemption at least 30 days but not more than 60 days before any redemption date to each holder of New Notes to be redeemed at its registered address. The Issuer may redeem notes in denominations larger than $1,000 principal amount, but only in whole multiples of $1,000. If money sufficient to pay the Redemption Price of all New Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before any such redemption date, then on and after such date interest will cease to accrue on such New Notes (or such portions thereof) called for any such redemption.

Sinking Fund

There will be no mandatory sinking fund payments for the New Notes.

New Keepwell Agreement

Concurrent with issuance of the New Notes, the Issuer and GSB Investments Corp., an affiliate of the Issuer, will enter into the New Keepwell Agreement on substantially the same terms as the existing Old Keepwell Agreement. Under the New Keepwell Agreement, GSB Investments Corp. will agree to provide the Issuer with the funds in an amount equal to any interest payments due on the New Notes, to the extent that the Issuer does not have sufficient funds on hand to make such payments on the Business Day immediately preceding the applicable interest payment date. GSB Investments Corp. will provide these funds either through a non-interest bearing advance that is subordinated to the New Notes or an equity investment. The New Keepwell Agreement is not a guarantee of the payment of interest on the New Notes. The obligations of GSB Investments Corp. under the New Keepwell Agreement are only enforceable by the Issuer and may not be enforced by holders of the New Notes or by the Trustee.

Collateral

The New Notes will be secured by a first priority security interest in and a pledge by the Issuer of all its right, title and interest in and to the (i) 104 shares of Revlon Class A Common Stock per $1,000 principal amount of New Notes outstanding (collectively, the "Pledged Shares," which term shall exclude any Withdrawn Shares (as defined below)) and (ii) all dividends, cash, instruments and other property and proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any of the foregoing (clauses (i) and (ii) collectively, the "Revlon Collateral," which term shall exclude any Withdrawn Collateral).

The New Indenture will permit the Issuer to release Revlon Collateral in whole or in part by substituting therefor with the Trustee cash or U.S. Government Obligations sufficient for the payment of principal or redemption of, and interest on, all the New Notes or the applicable pro rata portion thereof and by satisfying certain other conditions, including the delivery to the Trustee of a certificate of an independent accounting firm as to the sufficiency of such cash and U.S. Government Obligations (such cash and U.S. Government Obligations, the "Substitute Collateral"). The Issuer currently has no intention to use Substitute Collateral as collateral on the New Notes; however, under certain circumstances, including, for example, in the event that in the future the value of the Revlon Collateral exceeds the value of the principal and interest due on the New Notes, the Issuer may release Revlon Collateral in whole or in part by substituting Substitute Collateral. The New Indenture will permit the Issuer to release a portion of the Revlon Collateral, so long as 104 shares of Class A Common Stock of Revlon per $1,000 principal amount of outstanding New Notes not covered by cash or U.S. Government Obligations remain pledged after such release. Upon any substitution of Revlon Collateral with Substitute Collateral, the Issuer will mail, or will cause the Trustee to mail, a notice to each holder of New Notes describing the amount of Revlon Collateral being released and the amount of Substitute Collateral being substituted in its place.

In connection with or after a redemption of the New Notes in part or upon delivery from time to time by the Issuer of less than all the New Notes for cancellation, the New Indenture will permit the Issuer to request a release of a portion of the Revlon Collateral, so long as 104 shares of either Class A Common Stock of Revlon per $1,000 principal amount of New Notes not so redeemed or delivered and not covered by cash or U.S. Government Obligations, remain pledged after such release. In addition, in connection with a redemption of New Notes, or with the payment of the principal amount of the New Notes, the New Indenture permits the Issuer to request, subject to certain conditions, a release of Substitute Collateral to the extent necessary to pay the redemption price, purchase price or principal amount, as the case may be.

The Revlon Collateral and the Substitute Collateral are referred to herein as the "Collateral."

The security interest in the Collateral will be a first priority security interest. However, absent any Default, the Issuer will be able to vote, as it sees fit in its sole discretion, the Pledged Shares, provided that no vote may be cast, and no consent, waiver or ratification given or action taken, which would be inconsistent with or violate any provision of the New Indenture or the New Notes. In addition, the Issuer has agreed to promptly execute and deliver all further instruments and documents and take all further action that may be necessary or that the Trustee may reasonably request in order to perfect and protect the security interest in the Collateral.

Notwithstanding anything to the contrary in the five preceding paragraphs, upon satisfaction by the Issuer of the conditions to its legal defeasance option or its covenant defeasance option (each as described below under "— Defeasance") or the discharge of the New Indenture, the Lien of the New Indenture on all the Collateral will terminate and all the Collateral will be released without any further action by the Trustee or any other person.

There can be no assurance that the proceeds of any sale of the Collateral pursuant to the New Indenture following an Event of Default would be sufficient to satisfy payments due on the New Notes. In addition, the ability of the holders of New Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy.

If an Event of Default occurs under the New Indenture, the Trustee, on behalf of the holders of the New Notes, in addition to any rights or remedies available to it under the New Indenture, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of foreclosure proceedings. The proceeds received by the Trustee from any foreclosure will be applied by the Trustee first to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the New Indenture and, thereafter, to pay the principal amount of and accrued interest on the New Notes.

Certain Covenants

Set forth below are all material covenants contained in the New Indenture:

Limitation on Debt of the Issuer.    The Issuer will not issue any Debt; provided, however, that the foregoing shall not prohibit the issuance of the following Debt:

(1)	the New Notes, the Old Notes and Debt issued by the Issuer in exchange for, or the proceeds of which are used to Refinance, any Debt permitted by this clause (1); provided, however, that in the case of any Debt issued in connection with a Refinancing, (i) the principal amount (or, in the case of Debt issued at a discount, the accreted value) of the Debt so issued as of the date of the Stated Maturity of the Debt being Refinanced will not exceed the sum of (A) the principal amount (or if the Debt being Refinanced was issued at a discount, the accreted value) of the Debt being Refinanced as of the date of the Stated Maturity of the Debt being Refinanced and (B) any Refinancing Costs thereof, and (ii) the Stated Maturity of the Debt so issued is later than the Stated Maturity of the New Notes;

(2)	any Secured Non-Recourse Guarantee; and

(3)	any Debt incurred in connection with the New Keepwell Agreement.

Limitation on Restricted Payments.    (a) The Issuer will not, directly or indirectly, make any Restricted Payment if, at the time such Restricted Payment is made:

(1)	a Default has occurred or is continuing (or would result therefrom); or

(2)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (i) 50% of Consolidated Net Income (or, if such aggregate Consolidated Net Income is a deficit, minus 100% of such deficit) of the Issuer accrued during the period (treated as one accounting period) from December 31, 2003, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment and (ii) the aggregate Net Cash Proceeds from sales of Capital Stock of the Issuer (other than Redeemable Stock or Exchangeable Stock) or cash capital contributions made to the Issuer.

(b) The preceding paragraph will not prohibit the following (none of which will be included in the calculation of the amount of Restricted Payments, except to the extent expressly provided in clause (ii) below):

(i)	so long as no Default has occurred and is continuing or would result from such transaction, any Restricted Payment to the extent it consists of Unrestricted Assets;

(ii)	dividends paid within 60 days after the date of declaration thereof, or Restricted Payments made within 60 days after the making of a binding commitment in respect thereof, if at such date of declaration or commitment such dividend or other Restricted Payment would have complied with this covenant; provided, however, that at the time of payment of such dividend or the making of such Restricted Payment no other Default has occurred or is continuing (or will result therefrom); provided further, however, that such dividend or other Restricted Payment shall be included in the calculation of the amount of Restricted Payments; and

(iii)	so long as no Default under the Products Corporation Indentures has occurred and is continuing or would result from such transaction, amounts paid or property transferred pursuant to the Permitted Transactions.

(c) The Issuer may take actions to make a Restricted Payment in anticipation of the occurrence of any of the events described in clause (b) of this covenant; provided, however, that the making of such Restricted Payment will be conditioned upon the occurrence of such event.

Limitation on Liens and Sales of Assets and Subsidiary Stock.    The Issuer will not make any Asset Disposition. The Issuer will not create, incur or suffer to exist a Lien on the Collateral (other than the Lien of the New Indenture).

Limitation on Transactions with Affiliates.    (a) The Issuer will not conduct any business or enter into any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer or any legal or beneficial owner of 10% or more of the voting power of the Voting Stock of the Issuer or with an Affiliate of any such owner, unless —

(i)	the terms of such business, transaction or series of transactions are (A) set forth in writing and (B) at least as favorable to the Issuer as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person; and

(ii)	to the extent that such business, transaction or series of transactions (other than Debt issued by the Issuer which is permitted under "— Limitation on Debt of the Issuer") is known by the Board of Managers of the Issuer to involve an Affiliate of the Issuer or a legal or beneficial owner of 10% or more of the voting power of the Voting Stock of the Issuer or an Affiliate of such owner, then (A) with respect to a transaction or series of related transactions, other than any purchase or sale of inventory in the ordinary course of business (an "Inventory Transaction"), involving aggregate payments or other consideration in excess of $5.0 million, such transaction or series of related transactions has been approved (and the value of any noncash consideration has been determined) by a majority of those members of the Issuer's Board of Managers having no personal stake in such business, transaction or series of transactions and (B) with respect to a transaction or series of related transactions, other than any Inventory Transaction, involving aggregate payments or other consideration in excess of $20.0 million (with the value of any noncash consideration being determined by a majority of those members of the Issuer's Board of Managers having no personal stake in such business, transaction or series of transactions), such transaction or series of related transactions has been determined, in the written opinion of a nationally-recognized investment banking firm to be fair, from a financial point of view, to the Issuer.

(b) The provisions of paragraph (a) will not prohibit (i) any Restricted Payment permitted to be paid as described under "Limitation on Restricted Payments" above, (ii) any transaction between the Issuer and any of its Subsidiaries; provided, however, that no portion of any minority interest in any such Subsidiary is owned by (x) any Affiliate (other than the Issuer, Revlon, Products Corporation, a Wholly Owned Recourse Subsidiary, a Permitted Affiliate or an Unrestricted Affiliate) of the Issuer or (y) any legal or beneficial owner of 10% or more of the voting power of the Voting Stock of the Issuer or any Affiliate of such owner (other than the Issuer, Revlon, Products Corporation, any Wholly Owned Recourse Subsidiary or an Unrestricted Affiliate), (iii) any transaction with an officer or director of the Issuer, Revlon, Products Corporation or any Subsidiary of Products Corporation entered into in the ordinary course of business (including compensation or employee benefit arrangements with any such officer or director); provided, however, that such officer holds, directly or indirectly, no more than 10% of the outstanding Capital Stock of the Issuer, (iv) any Permitted Transaction, (v) any business or transactions with an Unrestricted Affiliate, (vi) the Old Keepwell Agreement, (vii) the New Keepwell Agreement, and (viii) any transaction pursuant to which Mafco Holdings will provide the Issuer and its Subsidiaries at their request and at the cost to Mafco Holdings with certain allocated services to be purchased from third party providers, such as legal and accounting services, insurance coverage and other services.

Limitation on Other Business Activities.    The Issuer will not engage in any trade or business other than (A) the ownership of the Capital Stock of Revlon and (B) the ownership of the Capital Stock of one or more Unrestricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to engage in any business other than the ownership of Capital Stock of one or more Unrestricted Subsidiaries and the ownership of Unrestricted Assets.

Maintenance of Non-Investment Company Status.    The Issuer will not at any time be or become an "investment company" registered or required to become so registered under the Investment Company Act of 1940 or any successor law, rule or regulation.

SEC Reports.    Whether or not required by the SEC, so long as any New Notes are outstanding, the Issuer will file or cause to be filed with the SEC and provide the Trustee and holders of the New Notes with the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) specified in Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Issuer also will comply with the other provisions of Trust Indenture Act Section 314(a).

Successor Issuer

The Issuer may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless: (i) the resulting, surviving or transferee person (if not the Issuer) is organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the New Indenture and the New Notes; (ii) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the resulting, surviving or transferee person or any of its Subsidiaries as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has happened and is continuing; (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person has a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Issuer immediately prior to such transaction and (iv) the Issuer delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the New Indenture. The resulting, surviving or transferee person will be the successor company and thereafter, except in the case of a lease, the Issuer will be discharged from all obligations and covenants under the Indenture and the New Notes.

The restrictions above include a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Issuer taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require the Issuer to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer to another person or group would be subject to the "all or substantially all" test being met.

Defaults

An Event of Default is defined in the Indenture as:

(i)	a default in the payment of interest on the New Notes when due, continues for 30 days;

(ii)	a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required purchase, upon declaration or otherwise;

(iii)	(1) the failure by the Issuer to comply with its obligations described under "Successor Issuer" above, (2) the failure by the Issuer to comply with its obligations described under "Maintenance of Non-Investment Company Status" above, or (3) the Trustee fails to have a perfected security interest in the Revlon Collateral (the "continued perfection provision");

(iv)	the failure by the Issuer to comply for 30 days after notice with any of its obligations under the covenants described under "Limitation on Debt of the Issuer," "Limitation on Restricted Payments," "Limitation on Liens and Sales of Assets and Subsidiary Stock," "Limitation on Transactions with Affiliates," "Limitation on Other Business Activities" or "SEC Reports";

(v)	the failure by the Issuer to comply within 60 days after notice with its other agreements contained in the New Indenture or the New Notes or with certain representations and warranties given in relation to the grant of the security interest described under "Collateral" above;

(vi)	Debt of the Issuer or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total principal amount of the portion of such Debt that is unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such default continues for 10 days after notice (the "cross acceleration provision");

(vii)	certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (the "bankruptcy provisions"), including if the Issuer or a Significant Subsidiary, within the meaning of applicable bankruptcy law:
•	commences a voluntary case;
•	consents to the entry of an order for relief against it in an involuntary case;
•	consents to the appointment of a custodian of it for any substantial part of its property; or
•	makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency; or

•	a court of competent jurisdiction enters an order or decree under any applicable bankruptcy law that:
-	is for relief against the Issuer or any Significant Subsidiary in an involuntary case;
-	appoints a custodian of the Issuer or any Significant Subsidiary or for any substantial part of its property; or
-	orders the winding up or liquidation of the Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days; and

(viii)	any judgment or decree for the payment of money in excess of $25 million is entered against the Issuer or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of (B), such default continues for 10 days after the notice specified in the next sentence (the "judgment default provision").

However, a default under clauses (iv), (v), (vi) and (viii)(B) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all the New Notes as of the date of declaration to be due and payable (the "Default Amount"). Upon such a declaration, such Default Amount will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the Default Amount on all the New Notes as of the date of such Event of Default will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the New Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding New Notes may rescind any such acceleration with respect to the New Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Indenture at the request or direction of any of the holders of the New Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a New Note may pursue any remedy with respect to the Indenture or the New Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding New Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a New Note or that would involve the Trustee in personal liability.

The New Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interest of the holders of the New Notes. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendment, Supplement, Waiver

Subject to certain exceptions, the New Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the New Notes then outstanding and any past default or noncompliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the New Notes then outstanding. However, without the consent of each holder of an outstanding New Note affected, no amendment may, among other things, (i) reduce the principal amount of New Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any New Note, (iii) reduce the principal of or extend the Stated Maturity of any New Note or reduce the Default Amount of any New Note, (iv) make any New Note payable in money other than that stated in the New Note, (v) impair the rights of any holder of the New Notes to receive payment of principal of and interest on such holder's New Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such holder's New Notes, (vi) make any change to the provisions regarding security and the pledge of collateral that adversely affects such holder or (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

Without the consent of or notice to any holder of the New Notes, the Issuer and the Trustee may amend or supplement the New Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Issuer under the New Indenture if in compliance with the provisions described under "Successor Issuer" above, to provide for uncertificated New Notes in addition to or in place of certificated New Notes (provided that the uncertificated New Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated New Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the New Notes or to secure (or provide additional security for) the New Notes, to add to the covenants of the Issuer for the benefit of the holders of the New Notes or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder of the New Notes or to comply with any requirement of the SEC in connection with the qualification of the New Indenture under the Trust Indenture Act.

The consent of the holders of the New Notes is not necessary under the New Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the New Indenture becomes effective, the Issuer is required to mail to holders of the New Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the New Notes, or any defect therein, will not impair or affect the validity of the amendment.

A consent to any amendment or waiver under the New Indenture by any holder of New Notes given in connection with a tender of such holder's New Notes will not be rendered invalid by such tender.

Transfer

The New Notes will be issued in registered form and will be transferable only upon the surrender of the New Notes being transferred for registration of transfer. The Issuer may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges. See "Book Entry; Delivery and Form."

Defeasance

The Issuer at any time may terminate all its obligations under the New Notes and the New Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen New Notes and to maintain a registrar and paying agent in respect of the New Notes. The Issuer at any time may terminate its obligations under the covenants described under "Certain Covenants" and "Collateral," above and the operation of the continued perfection provision, the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clause (iii) described under "Successor Issuer" above ("covenant defeasance").

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the New Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the New Notes may not be accelerated because of an Event of Default specified in clause (iii)(2) and (3), (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "Defaults" above, or because of the failure of the Issuer to comply with clause (iii) described under "Successor Issuer" above, or with its obligations under "Collateral" above.

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal on the New Notes and interest thereon to the date of redemption or maturity, as the case may be, and must comply with certain other conditions, including (unless the New Notes will mature or be redeemed within 60 days) delivering to the Trustee an Opinion of Counsel to the effect that holders of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been in the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Concerning The Trustee

The Bank of New York is to be the Trustee under the New Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the New Notes.

Governing Law

The New Indenture provides that it and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

"Affiliate" of any specified person means:

•	any other person which, directly or indirectly, is in control of, is controlled by or is under common control with that specified person, or
•	any other person who is a director or officer (A) of that specified person, (B) of any subsidiary of that specified person or (C) of any person described in the first part of this definition above.

For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of that person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Disposition" means any sale, lease, transfer or other disposition, or series of related sales, leases, transfers or dispositions, of shares of Capital Stock of a Subsidiary of the Issuer (other than directors' qualifying shares and other than Capital Stock of an Unrestricted Subsidiary or a Non-Recourse Subsidiary), or of property or other assets by the Issuer. For purposes of this definition, each such transaction is referred to as a "disposition," and includes any disposition by means of a merger, consolidation or similar transaction, other than:

•	a disposition subject to or permitted by the provisions described under "Limitation on Restricted Payments" above;
•	a disposition by the Issuer of any Unrestricted Assets;
•	a disposition of Capital Stock of Revlon to the Issuer;
•	an issuance of employee stock options; and
•	a merger of Revlon with or into Products Corporation or the Issuer.

"Business Day" means each day which is not a Legal Holiday.

"Board of Managers" means:

•	with respect to a limited liability company, the board of managers of the limited liability company or any committee thereof duly authorized to act on behalf of such board;
•	with respect to a company or corporation, the board of directors of the company or corporation or any committee thereof duly authorized to act on behalf of such board;

•	with respect to a partnership, the board of directors of the general partner of the partnership or any committee thereof duly authorized to act on behalf of such board; and
•	with respect to any other person, the board or committee of such person serving a similar function.

"Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of that person prepared in accordance with GAAP. The amount of the obligation shall be its capitalized amount, determined in accordance with GAAP, and its Stated Maturity shall be the date of the last payment of rent or any other amount due under the lease prior to the first date upon which the lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of that person, including any Preferred Stock or limited liability company membership interests, but excluding any debt securities convertible into or exchangeable for such equity.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Net Income" means with respect to any person, for any period, the consolidated net income (or loss) of such person and its consolidated Subsidiaries for such period as determined in accordance with GAAP. This amount is adjusted in calculating net income (or loss), by excluding:

•	all extraordinary gains or losses;
•	the portion of net income of that person and its consolidated Subsidiaries attributable to minority interests in unconsolidated persons except to the extent that, in the case of net income, cash dividends or distributions have actually been received by that person or one of its consolidated Subsidiaries, but subject, in the case of a dividend or distribution received by a Subsidiary of such person, to the limitations explained below in this definition;
•	the portion of net loss of that person and its consolidated Subsidiaries attributable to minority interests in unconsolidated persons, except to the extent that person or any Subsidiary of that person has actually contributed, lent or transferred cash to such unconsolidated person;
•	net income (or loss) of any other person attributable to any period prior to the date of combination with that person or any of its Subsidiaries on a "pooling of interests" basis;
•	net gains or losses in respect of dispositions of assets by that person or any of its Subsidiaries (including pursuant to a sale-and-leaseback arrangement) other than in the ordinary course of business;
•	the net income of any Subsidiary of such person to the extent that the declaration of dividends or distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its shareholders;
•	any net income or loss of any Non-Recourse Subsidiary, except that such person's equity in the net income of any such Non-Recourse Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Non-Recourse Subsidiary during such period to such person as a dividend or other distribution; and
•	the cumulative effect of a change in accounting principles;

provided, however, that in calculating the Consolidated Net Income of the Issuer, net income of a Subsidiary of the type described above in this definition will not be excluded.

"Consolidated Net Worth" of any person means, at any date, all amounts which would, in conformity with GAAP, be included under shareholders' equity on a consolidated balance sheet of such person as at such date, less (x) any amounts attributable to Redeemable Stock and (y) any amounts attributable to Exchangeable Stock.

"Debt" of any person means, without duplication:

•	the principal and premium, if any, in respect of (1) indebtedness of such person for money borrowed and (2) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;
•	all Capital Lease Obligations of such person;
•	all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business);
•	all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction. Excluded from this are obligations with respect to letters of credit securing obligations, apart from those described above in this definition, entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit;
•	the amount of all obligations of such person with respect to the (1) redemption, (2) repayment (including liquidation preference) or (3) other repurchase of any Redeemable Stock (but excluding in each case any accrued dividends);
•	all obligations described above in this definition of other persons and all dividends of other persons where such person is responsible or liable for payment, directly or indirectly, as obligor, guarantor or otherwise, including guarantees of such obligations and dividends; and
•	all obligations described above in this definition of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchangeable Stock" means any Capital Stock of a person which by its terms or otherwise is required to be exchanged or converted, or is exchangeable or convertible at the option of the holder into another security, other than Capital Stock of such person which is neither Exchangeable Stock nor Redeemable Stock.

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt or other obligation of any other person, and any obligation, direct or indirect, contingent or otherwise, of such person:

•	to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or
•	entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of its payment or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

"Investment" in any person means any loan or advance to, any net payment on a guarantee of, any acquisition of Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person. Investments exclude advances to customers and suppliers made in the ordinary course of business. The term "Invest" used as a verb has a corresponding meaning. For purposes of the definitions of "Non-Recourse Subsidiary," "Unrestricted Subsidiary" and "Restricted Payment," and for purposes of the "Limitation on Restricted Payments" covenant, any property transferred to a Non-Recourse Subsidiary or an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Managers of the Issuer (or of Products Corporation in the case of a Non-Recourse Subsidiary). If the transferred property (including in a series of related transactions) has a fair market value, as so determined by such Board of Managers, in excess of $10 million, such determination shall be confirmed by an independent appraiser.

"issue" means issue, assume, guarantee, incur or otherwise become liable for. The term "issuance" or "issued" has a corresponding meaning.

"Issue Date" means the date of original issue of the New Notes.

"Issuer" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained therein and required by the Trust Indenture Act, each other obligor on the indenture securities.

"Legal Holiday" means a Saturday, a Sunday, or a day on which banking institutions are not required to be open in the State of New York.

"Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

"Mafco Holdings" means Mafco Holdings Inc., a Delaware corporation, and its successors.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with the issuance or sale, net of taxes paid or estimated in good faith to be payable as a result of the issuance or sale.

"New Keepwell Agreement" means that certain keepwell agreement between REV Holdings LLC and GSB Investments Corp.

"Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock will not include any Redeemable Stock or Exchangeable Stock.

"Non-Recourse Debt" means Debt or that portion of Debt:

•	as to which neither Products Corporation nor its Subsidiaries, other than a Non-Recourse Subsidiary, (1) provide credit support (including any undertaking, agreement or instrument which would constitute Debt, (2) is directly or indirectly liable or (C) constitute the lender; and
•	no default with respect to which, including any rights which the holders thereof may have to take enforcement action against the assets of a Non-Recourse Subsidiary, would permit (upon notice, lapse of time or both) any holder of any other Debt of Products Corporation or its Subsidiaries, other than Non-Recourse Subsidiaries, to declare a default on such other Debt or cause its payment to be accelerated or payable prior to its Stated Maturity.

"Non-Recourse Subsidiary" means a Subsidiary of Products Corporation (1) which has been designated as such by Products Corporation, (2) which has no Debt other than Non-Recourse Debt, and (3) which is in the same line of business as, or in businesses reasonably related to, Products Corporation and its Wholly Owned Recourse Subsidiaries existing on the Issue Date.

"Obligations" means (a) the full and punctual payment of principal of and interest on the New Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Issuer under the Indenture and the New Notes and (b) the full and punctual performance of all other obligations of the Issuer under the Indenture and the New Notes.

"Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer, an Assistant Treasurer or the Secretary or an Assistant Secretary of the Issuer.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, Vice Chairman, the President or a Vice President (regardless of Vice Presidential designation), and by the Treasurer, an Assistant Treasurer, Secretary or an Assistant Secretary, of the Issuer, and delivered to the Trustee. The principal executive, financial or accounting officer of the Issuer will be one of the Officers signing an Officers' Certificate given pursuant to the requirement for a Compliance Certificate as described in the last paragraph under "Defaults" above.

"Old Keepwell Agreement" means that certain keepwell agreement between REV Holdings Inc. (now REV Holdings LLC) and GSB Investments Corp., dated as of February 12, 2001.

"Old Notes" means the 12% Senior Secured Notes due 2004.

"Opinion of Counsel" means a written opinion from legal counsel reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer, its parent or one of its Subsidiaries, or the Trustee.

"Permitted Affiliate" means any individual that is a director or officer of the Issuer, of Revlon, of a Subsidiary of Revlon or of an Unrestricted Affiliate; provided, however, that such individual is not also a director or officer of Mafco Holdings or any person that controls Mafco Holdings.

"Permitted Transactions" means any transaction or series of similar transactions, including the purchase, sale, lease or exchange of any property or the rendering of any service, that is or are:

•	between the Issuer, Revlon, Products Corporation or any Subsidiary of Products Corporation, on the one hand, and any Affiliate of the Issuer or any legal or beneficial owner of 10% or more of the voting power of Voting Stock of the Issuer or an Affiliate of any such owner, on the other hand;
•	existing on, or pursuant to an agreement in effect on, the Issue Date and disclosed in a schedule to the New Indenture and any amendments to those agreements that do not adversely affect the rights of the holders of the New Notes; and
•	any Tax Sharing Agreement.

"person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes, however designated, which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

"principal" of a New Note as of any date means the principal of the New Note as of such date.

"Products Corporation Indentures" means the Senior Notes Indenture, dated as of February 1, 1998, the Senior Subordinated Notes Indenture dated as of February 1, 1998, the Indenture dated as of November 6, 1998, and the Senior Secured Notes Indenture dated as of November 26, 2001, each between Products Corporation and the trustee thereunder, and in each case as in effect on the Issue

Date; provided, however, that for purposes of interpreting provisions of the New Indenture that refer to the Products Corporation Indentures, the provisions of the Products Corporation Indentures (but not the Debt issued thereunder) will be deemed to be in effect whether or not such indentures have been discharged.

"Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the New Notes or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the New Notes.

"Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Debt in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Costs" means, with respect to any Debt or Preferred Stock being Refinanced, any premium actually paid, and reasonable costs and expenses, including underwriting discounts, in connection with such Refinancing; provided, that if any Debt issued in connection with such a Refinancing is issued at a discount, Refinancing Costs shall be an amount equal to the accreted value (as of the Stated Maturity of the Debt being Refinanced) of the portion of such Debt used to pay such premiums, costs and expenses.

"Restricted Payment" means, as to any person making a Restricted Payment:

•	any dividend or any distribution on or in respect of the Capital Stock of such person, including any payment in connection with any merger or consolidation involving such person, or to the holders of the Capital Stock of such person, except dividends or distributions payable solely in the Non-Convertible Capital Stock of such person or in options, warrants or other rights to purchase the Non-Convertible Capital Stock of such person,
•	any purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Issuer or of any direct or indirect parent of the Issuer; or
•	any Investment in (1) any Affiliate of the Issuer other than a Subsidiary of the Issuer and other than an Affiliate of the Issuer which will become a Subsidiary of the Issuer as a result of any such Investment, or (2) a Non-Recourse Subsidiary or (3) an Unrestricted Subsidiary.

"Revlon Nonpledged Shares" means the Capital Stock of Revlon that does not constitute Revlon Collateral.

"Secured Non-Recourse Guarantee" means any Guarantee by the Issuer or an Unrestricted Subsidiary of obligations of any other Person, where the holders of the Guarantee have no recourse to any assets of the Issuer or its Subsidiaries, other than Unrestricted Assets.

"Significant Subsidiary" means:

•	any Subsidiary of the Issuer, other than a Non-Recourse Subsidiary or an Unrestricted Subsidiary, which at the time of determination either (1) had assets which, as of the date of Products Corporation's most recent quarterly consolidated balance sheet, constituted at least 5% of Products Corporation's total assets on a consolidated basis as of such date, in each case determined in accordance with GAAP, or (2) had revenues for the 12-month period ending on the date of Products Corporation's most recent quarterly consolidated statement of income which constituted at least 5% of Products Corporation's total revenues on a consolidated basis for such period; or
•	any Subsidiary of the Issuer, other than a Non-Recourse Subsidiary or an Unrestricted Subsidiary, which, if merged with all Defaulting Subsidiaries (as such term is explained below in this definition) of the Issuer, would at the time of determination either (1) have had assets which, as of the date of Products Corporation's most recent quarterly consolidated balance sheet, would have constituted at least 10% of Products Corporation's total assets on a consolidated basis as of such date or (2) have revenues for the 12-month period ending on the date of Products Corporation's most recent quarterly consolidated statement of income which would have constituted at least 10% of Products Corporation's total revenues on a consolidated basis for such period in each case determined in accordance with GAAP. In this definition, we use "Defaulting Subsidiary" to refer to any Subsidiary of the Issuer, other than a Non-Recourse Subsidiary and other than an Unrestricted Subsidiary, with respect to which an event described under clause (vi), (vii) or (viii) of "Defaults" above has occurred and is continuing.

"Stated Maturity" means, with respect to any security, the date specified in the security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision, but excluding any provision providing for the repurchase of a security at the option of the holder thereof upon the happening of any contingency.

"Subsidiary" means, with respect to any person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person.

"Tax Sharing Agreements" means (1) that certain agreement dated June 24, 1992, as amended, among Revlon Holdings, Inc. (now Revlon Holdings LLC), Products Corporation, certain of its Subsidiaries, Revlon and Mafco Holdings and (2) any other tax allocation agreement between the Issuer or any of its Subsidiaries with the Issuer, Revlon, Products Corporation or any direct or indirect shareholder of the Issuer with respect to consolidated or combined tax returns including the Issuer or any of its Subsidiaries but only to the extent that amounts payable from time to time by the Issuer or any such Subsidiary under any such agreement do not exceed the corresponding tax payments that the Issuer or such Subsidiary would have been required to make to any relevant taxing authority had the Issuer or such Subsidiary not joined in such consolidated or combined returns, but instead had filed returns including only the Issuer or its Subsidiaries (provided that any such agreement may provide that, if the Issuer or any such Subsidiary ceases to be a member of the affiliated group of corporations of which Mafco Holdings is the common parent for purposes of filing a consolidated federal income tax return, which we refer to as a "Deconsolidation Event", then the Issuer or such Subsidiary will indemnify such direct or indirect shareholder with respect to any federal, state or local income, franchise or other tax liability, including any related interest, additions or penalties, imposed on such shareholder as the result of an audit or other adjustment with respect to any period prior to such Deconsolidation Event that is attributable to the Issuer, such Subsidiary or any predecessor business thereof. The indemnification amount is computed as if the Issuer, such Subsidiary or such predecessor business, as the case may be, were a stand-alone entity that filed separate tax returns as an independent corporation, but only to the extent that any tax liability exceeds any liability for taxes recorded on the books of the Issuer or such Subsidiary with respect to any such period.

"Trustee" means the party named as such in the New Indenture until a successor replaces it and, thereafter, means the successor.

"Trust Officer" means any officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time.

"Unrestricted Affiliate" means a person, other than a Subsidiary of the Issuer, controlled, as defined in the definition of an "Affiliate", by the Issuer, in which no Affiliate of the Issuer (other than (v) Revlon, (w) a wholly-owned Subsidiary of the Issuer or Revlon, Inc, (x) a Wholly Owned Recourse Subsidiary of Products Corporation, (y) a Permitted Affiliate and (z) another Unrestricted Affiliate) has an Investment.

"Unrestricted Assets" means (1) the Revlon Nonpledged Shares, (2) Capital Stock of Unrestricted Subsidiaries and (3) all dividends, cash and other property and proceeds (including proceeds of sale) from time to time received, receivable or otherwise distributed in respect of or in exchange for any of the foregoing.

"Unrestricted Subsidiary" means a Subsidiary of the Issuer, other than Revlon or any of its Subsidiaries, which:

•	is acquired or organized by the Issuer or any other Unrestricted Subsidiary, or any combination of the foregoing;
•	is capitalized only with Unrestricted Assets; and
•	does not have any Debt (1) which is held by the Issuer, (2) as to which the Issuer or any of its Subsidiaries (other than an Unrestricted Subsidiary) have provided credit support, other than any Secured Non-Recourse Guarantee, or (3) any default as to which would permit any holder (whether upon notice, after lapse of time or both) of any Debt of the Issuer or any of its Subsidiaries, other than an Unrestricted Subsidiary, to declare a default on such Debt or to cause payment to be accelerated prior to its Stated Maturity.

"U.S. Government Obligations" means direct obligations, or certificates representing an ownership interest in such obligations, of the United States of America, including any of its agencies or instrumentalities, for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Voting Stock" of a corporation means all classes of Capital Stock of that corporation then outstanding and normally entitled to vote in the election of directors.

"Wholly Owned Recourse Subsidiary" means a Subsidiary of Products Corporation, other than a Non-Recourse Subsidiary, all of whose Capital Stock (other than directors' qualifying shares) is owned by (1) Products Corporation, (2) Products Corporation and one or more Wholly Owned Recourse Subsidiaries or (3) one or more Wholly Owned Recourse Subsidiaries.

"Withdrawn Collateral" means any Withdrawn Shares, together with any cash, instruments or other Collateral which are released from the Lien of the New Indenture.

"Withdrawn Shares" means any Pledged Shares which are released from the Lien of the New Indenture as provided under "Collateral" above.

BOOK-ENTRY; DELIVERY AND FORM

Except as set forth below, the New Notes will initially be issued in the form of one or more registered Notes in global form without coupons (each a "Global Note"). Each Global Note will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

DTC has advised the Issuer that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Holders who are not Participants may beneficially own securities held by or on behalf of the depositary only through Participants or Indirect Participants.

The Issuer expects that pursuant to procedures established by DTC (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interest in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer New Notes or to pledge the New Notes as collateral will be limited to such extent.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the New Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated securities (the "Certificated Securities"), and will not be considered the owners or Holders thereof under the New Indenture for any purpose, including with respect to giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of New Notes under the New Indenture or such Global Note. The Issuer understands that under existing industry practice, in the event the Issuer requests any action of holders of New Notes or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participant would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Issuer nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such New Notes.

Payments with respect to the principal of, premium, if any, and interest on, any New Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such New Notes under the New Indenture. Under the terms of the New Indenture, the Issuer and the Trustee may treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Issuer nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of interest in the Global Note (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of interests in the Global Note will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

Certificated Securities

If (i) the Issuer notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and the Issuer is unable to locate a qualified successor within 90 days, (ii) the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in definitive form under the New Indenture or (iii) upon the occurrence of certain other events, then, upon surrender by DTC of its Global Notes, Certificated Securities will be issued to each person that DTC identifies as the beneficial owner of the New Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

Neither the Issuer nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material anticipated U.S. federal income tax consequences to holders whose old notes are tendered and accepted in the exchange offer. Such discussion is based on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (which change could apply retroactively). This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors that may be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, S Corporations, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the new notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, persons that have a "functional currency" other than the U.S. dollar). The discussion is limited to exchanging holders who are citizens or residents of the United States or domestic corporations or that otherwise are subject to U.S. federal income taxation on a net income basis with respect to the old notes and who have held the old notes as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986 as amended (the "Code").

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CONSEQUENCES TO THEM OF THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Tax Consequences to Exchanging Holders

General.    The exchange of the old notes for the new notes will qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code with the result that, except as discussed below, (i) no gain or loss will be recognized by an exchanging holder, (ii) the new notes will have an initial tax basis in the hands of the exchanging holder equal to the tax basis of the old notes exchanged therefor, and (iii) the new notes will have a holding period that includes the period during which the exchanging holder held the old notes. It is possible that the Internal Revenue Service (the "Service") could take a different position.

Market Discount.    Market discount rules will apply to any new notes received by an exchanging holder who acquired its old notes subsequent to their original issuance at a price lower (by more than a de minimis amount) than the stated redemption price at maturity of such old notes. A new note that is exchanged for an old note with market discount will continue to accrue market discount over its term. There may be market discount on the old notes as a result of the exchange that occurred on February 12, 2001 which will be carried over to the new notes.

Holders exchanging market discount old notes pursuant to the exchange offer will not recognize any gain or loss upon the exchange with respect to accrued market discount. Any gain recognized by the holder on the disposition of new notes received in exchange for old notes having market discount will generally be treated as ordinary income to the extent of the market discount that has accrued (on a straight-line basis or, at the election of the Holder, on a constant interest rate basis) while held by such holder. A holder may elect to include market discount in income currently. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year in which the election applies and may not be revoked without the consent of the

Service. Unless the holder elects to include market discount in income on a current basis, as described above, the holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry market discount old notes.

Acquisition Premium.    If the tax basis of a holder in a new note exceeds the issue price of such new note but is not more than the principal amount of such new note, the full daily portions of original issue discount will still be reported for each holder of such new note for information reporting purposes, but the exchanging holder will reduce each daily portion of original issue discount includible in the holder's gross income by a constant fraction calculated so as to cause the full amount of such excess to be amortized over the life of such new note.

Sale or Exchange of New Notes.    In general, subject to the rules discussed above under "Market Discount," the sale, exchange or redemption of the new notes will result in capital gain or loss equal to the difference between the amount realized and the exchanging holder's adjusted tax basis in the new notes immediately before such sale, exchange or redemption (which will reflect any original issue discount and market discount previously included in income).

Backup Withholding.    Under the backup withholding rules, payments of interest and payments of proceeds from any disposition of the new notes may be subject to backup withholding tax unless the exchanging holder (i) is a corporation or comes within certain other exempt categories and, demonstrates that fact when required, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts deducted and withheld should generally be allowed as a credit against the recipient's federal income tax, provided appropriate proof is provided under rules established by the Service. Moreover, certain penalties may be imposed by the Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Holders of new notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

LEGAL MATTERS

The validity of the new notes as binding obligations of REV Holdings will be opined upon for REV Holdings by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has acted as counsel for REV Holdings in connection with the exchange offer. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, MacAndrews & Forbes and certain of its affiliates (including REV Holdings, Revlon and Products Corporation) in connection with certain legal matters.

EXPERTS

Our consolidated financial statements and the related financial statement schedule, as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

REV Holdings is subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, we file reports and other information with the SEC. Such reports and other information can be read and copies obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports and information statements and other information regarding issuers that file electronically with the SEC, including REV Holdings.

We have filed the Registration Statement with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to our offering of new notes. This prospectus does not contain all of the information in the Registration Statement. You will find additional information about us and the new notes in the Registration Statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the Registration Statement or otherwise filed with the SEC.

This prospectus is accompanied by a copy of our latest Annual Report on Form 10-K for the period ended December 31, 2002, and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, which contain additional information about us.

In the event that we are not required to comply with the reporting requirements of the Exchange Act, we will be required under the indenture for the new notes to continue to file with the SEC, and to furnish the holders of the new notes with, the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents, including important business and financial information, by reference that are not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

REV Holdings has filed the following documents with the SEC and they are incorporated herein by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2002; and
•	Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2002 (as amended on April 25, 2003), March 31, 2003, June 30, 2003 and September 30, 2003.

All documents and reports filed by REV Holdings with the SEC after the date of this prospectus and before the termination of the offering of the new notes shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of any of the documents of REV Holdings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including those identified above under "This prospectus contains forward-looking statements that involve risks and uncertainties." Actual results may differ materially from those discussed in such forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as "believes," "expects," "estimates," "may," "will," "should," "seeks," "plans," "scheduled to," "anticipates" or "intends" or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategy or intentions. Forward-looking statements speak only as of the date they are made, and REV Holdings undertakes no obligation to update them.

Manually signed copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each noteholder or such noteholder's broker, dealer commercial bank or other nominee to the Exchange Agent at one of the addresses set forth below.

The Exchange Agent for the Exchange Offer is:

The Bank of New York

By Registered or Certified Mail:	By Hand and Overnight Courier:

The Bank of New York	The Bank of New York
101 Barclay Street, 7E	101 Barclay Street, Corporate Trust Services Window
New York, New York 10286	New York, New York 10286
Attention: Carolle Montreuil	Attention: Carolle Montreuil
Reorganization Department	Reorganization Department

By Facsimile:	Confirm by Telephone or for Information:
(212) 815-6339	(212) 815-5920

Questions and requests for assistance or for additional copies of this Exchange Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address listed below. You may also contact our broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The Information Agent for the Exchange Offer is:

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

REV Holdings is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The limited liability company agreement of REV Holdings provides for indemnification of affiliates of the member, or any manager, officer, employee or expressly authorized agent, if any, of REV Holdings, or any affiliate of any of the foregoing persons (collectively, "Indemnified Persons") from and against any and all losses to which such Indemnified Person may become subject in connection with or arising out of or related to the limited liability company agreement or the operations or activities of REV Holdings, whether or not any such person continues to serve in their capacity at the time any such losses are paid or incurred; provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of REV Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

REV Holdings' limited liability company agreement also provides that no Indemnified Person shall be liable to REV Holdings, the member or any other Indemnified Person for any claims, damages, losses, expenses or liabilities of any nature whatsoever, including, but not limited to, legal fees and expenses, to which REV Holdings or the member may become subject in connection with or arising out of or related to the limited liability company agreement or the operation and affairs of REV Holdings, provided that such Indemnified Person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of REV Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

REV Holdings LLC maintains executive and organization liability insurance on its managers and employees.

Item 21.    Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description
3.	Certificate of Incorporation and By-Laws.
3.1	Certificate of Formation of REV Holdings LLC ("REV Holdings") dated December 17, 2002 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of REV Holdings for the year ended December 31, 2002 (the "REV Holdings 2002 Form 10-K")).
3.2	State of Delaware Certificate of Conversion of REV Holdings from a corporation to a limited liability company dated December 18, 2002 (incorporated by reference to Exhibit 3.2 to the REV Holdings 2002 Form 10-K).
4.	Instruments Defining the Rights of Security Holders, Including Indentures.

Exhibit No.	Description
4.1	Indenture, dated as of February 1, 2001, between REV Holdings and Wilmington Trust Company, as trustee, relating to the 12% Senior Secured Notes due 2004 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 10-K of REV Holdings for the year ended December 31, 2000 (the "REV Holdings 2000 Form 10-K")).
4.2	Supplemental Indenture No. 1 dated as of December 18, 2002 between REV Holdings and Wilmington Trust Company, as trustee, relating to the 12% Senior Secured Notes due 2004 (incorporated by reference to Exhibit 4.29 to the REV Holdings 2002 Form 10-K).
4.3	Form of Indenture, between REV Holdings and The Bank of New York, as trustee, relating to the 13% Senior Secured Notes due 2007.
5.	Opinion Re: Legality.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Registrant.
8	Opinion Re: Tax.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Registrant.
10.	Material Contracts.
10.1	Asset Transfer Agreement, dated as of June 24, 1992, among Revlon Holdings LLC (formerly known as Revlon Holdings Inc. ("Revlon Holdings")), National Health Care Group, Inc., Charles of the Ritz Group Ltd., Products Corporation and Revlon, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Revlon Registration Statement on Form S-1 filed with the Commission on June 29, 1992, File No. 33-47100).
10.2	Tax Sharing Agreement, entered into as of June 24, 1992, among Mafco Holdings, Revlon, Inc., Products Corporation and certain subsidiaries of Products Corporation as amended and restated as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2001 of Products Corporation (the "Products Corporation 2001 Form 10-K")).
10.3	Employment Agreement, dated as of February 17, 2002, between Products Corporation and Jack L. Stahl (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 of Revlon, Inc.).
10.4	Revlon, Inc. 2002 Supplemental Stock Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Revlon, Inc. filed with the Commission on June 24, 2002, File No. 333-91040).
10.5	Employment Agreement, amended and restated as of May 9, 2000, between Products Corporation and Douglas H. Greeff (the "Greeff Employment Agreement") (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of Revlon, Inc.).
10.6	Amendment dated June 18, 2001 to the Greeff Employment Agreement (incorporated by reference to Exhibit 10.6 to the Products Corporation 2001 Form 10-K).

Exhibit No.	Description
10.7	Employment Agreement, effective as of August 1, 2001, between Products Corporation and Paul E. Shapiro (incorporated by reference to Exhibit 10.7 to the Products Corporation 2001 Form 10-K).
10.8	Revlon Executive Bonus Plan (Amended and Restated as of September 1, 2002) (incorporated by reference to the Annual Report on Form 10-K of Revlon, Inc. for the year ended December 31, 2002 (the "Revlon 2002 Form 10-K")).
10.9	Amended and Restated Revlon Pension Equalization Plan, amended and restated as of December 14, 1998 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K for year ended December 31, 1998 of Revlon, Inc.).
10.10	Executive Supplemental Medical Expense Plan Summary dated July 2000 (incorporated by reference to the Revlon 2002 Form 10-K).
10.11	Benefit Plans Assumption Agreement, dated as of July 1, 1992, by and among Revlon Holdings, Revlon, Inc. and Products Corporation (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 1992 of Products Corporation).
10.12	Revlon Amended and Restated Executive Deferred Compensation Plan dated as of August 6, 1999 (incorporated by reference to Exhibit 10.27 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 1999).
10.13	Revlon Executive Severance Policy as amended July 1, 2002 (incorporated by reference to the Revlon 2002 Form 10-K).
10.14	Revlon, Inc. Fourth Amended and Restated 1996 Stock Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Revlon, Inc. filed with the Commission on June 24, 2002, File No. 333-91038).
10.15	Purchase Agreement, dated as of February 18, 2000, by and among Revlon, Inc., Products Corporation, REMEA 2 B.V., Revlon Europe, Middle East and Africa, Ltd., Revlon International Corporation, Europeenne de Produits de Beaute S.A., Deutsche Revlon GmbH & Co. K.G., Revlon Canada, Inc., Revlon de Argentina, S.A.I.C., Revlon South Africa (Proprietary) Limited, Revlon (Suisse) S.A., Revlon Overseas Corporation C.A., CEIL Comercial, Exportadora, Industrial Ltda., Revlon Manufacturing Ltd., Revlon Belgium N.V., Revlon (Chile) S.A., Revlon (Hong Kong) Limited, Revlon, S.A., Revlon Nederland B.V., Revlon New Zealand Limited, European Beauty Products S.p.A. and Beauty Care Professional Products Luxembourg, S.a.r.l. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Revlon, Inc.).
10.16	Purchase and Sale Agreement dated as of July 31, 2001 by and between Revlon Holdings and Revlon, Inc. relating to the Charles of the Ritz business (incorporated by reference to Exhibit 10.6 to the Products Corporation 2001 Form 10-K).
10.17	Senior Unsecured Multiple-Draw Term Loan dated as of February 5, 2003, between MacAndrews & Forbes Holdings Inc. ("MacAndrews Holdings") and Products Corporation (incorporated by reference to Exhibit 10.17 to the Form 8-K of Products Corporation filed with the Commission on February 5, 2003 (the "Products Corporation February 2003 Form 8-K")).
10.18	Senior Unsecured Supplemental Line of Credit Agreement, dated as of February 5, 2003, between MacAndrews Holdings and Products Corporation (incorporated by reference to Exhibit 10.18 of the Products Corporation February 2003 Form 8-K).

Exhibit No.	Description
10.19	Amendment No. 1, dated as of July 30, 2003 to the Senior Unsecured Supplemental Line of Credit Agreement, dated as of February 5, 2003, between Products Corporation and MacAndrews Holdings (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended June 30, 2003).
10.20	Tax Sharing Agreement, dated as of March 17, 1993, between Revlon Worldwide Corporation and Mafco Holdings (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-1 of Revlon Worldwide Corporation (which has since merged into REV Holdings), filed with the Commission on April 2, 1993, File No. 33-60488 (the "Worldwide 1993 Form S-1")).
10.21	Amendment dated December 18, 2002 to the Tax Sharing Agreement dated as of March 17, 1993, between Revlon Worldwide Corporation (which has since merged into REV Holdings) and Mafco Holdings (incorporated by reference to Exhibit 10.20 to the REV Holdings 2002 Form 10-K).
10.22	Indemnity Agreement, dated March 25, 1993, between Revlon Worldwide Corporation (which has since merged into REV Holdings) and Revlon, Inc. (incorporated by reference to Exhibit 10.32 to the Revlon Worldwide Corporation 1993 Form S-1).
10.23	Form of Registration Rights Agreement dated March 5, 1996 (the "Registration Rights Agreement") (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 1995 of Revlon Worldwide Corporation (which has since merged into REV Holdings)).
10.24	Keepwell Agreement between GSB Investments Corp. and REV Holdings dated as of February 12, 2001 (incorporated by reference to Exhibit 10.21 to the REV Holdings 2000 Form 10-K).
10.25	First Amendment dated as of July 31, 2001 to the Registration Rights Agreement (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 of REV Holdings).
10.26	Amended Limited Liability Company Agreement of REV Holdings dated March 21, 2003 (incorporated by reference to Exhibit 10.25 to the REV Holdings 2002 Form 10-K).
10.27	Employment Agreement, dated as of August 18, 2003, between Products Corporation and Thomas E. McGuire (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 2003).
10.28	Amendment, dated as of August 18, 2003, to the amended and restated Employment Agreement, dated as of May 9, 2000, as amended June 18, 2001, between Products Corporation and Douglas H. Greeff (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 2003).
12.	Statements Re: Computation of Ratios.
**12.1	Statement regarding the computation of ratio of earnings to fixed charges for the Registrant.
23.	Consents.

Exhibit No.	Description
23.1	Consent of KPMG LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Registrant (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Registrant (included in Exhibit 8.1).
24.	Powers of Attorney.
**24.1	Power of Attorney of Ronald O. Perelman.
**24.2	Power of Attorney of Howard Gittis.
25.	Statement Of Eligibility Of Trustee.
25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York as Trustee under the Indenture relating to the Registrant's 13% Senior Secured Notes due 2007.
99.	Additional Exhibits.
*99.1	Form of Letter of Transmittal.
*99.2	Form of Notice of Guaranteed Delivery.
*99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*99.4	Form of Letter to Clients.
*99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6	Form of Keepwell Agreement, dated , 2003, between REV Holdings and GSB Investments Corp.

  * To be filed by amendment.

** Previously filed.

(b) Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts.

Item 22. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, REV Holdings LLC has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 9, 2003.

REV HOLDINGS LLC

By: /s/ Todd J. Slotkin Name: Todd J. Slotkin Title: Executive Vice President,
Chief Financial Officer, Chief Accounting Officer and Manager

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chairman of the Board of Managers, Chief	December 9, 2003
Ronald O. Perelman	Executive Officer (Principal Executive Officer)
*	Vice Chairman and Manager	December 9, 2003
Howard Gittis
/s/ Todd J. Slotkin	Executive Vice President, Chief Financial Officer,	December 9, 2003
Todd J. Slotkin	Chief Accounting Officer and Manager (Principal Financial and Accounting Officer)

*	Barry F. Schwartz, by signing his name hereto, does hereby execute this Amendment to the Registration Statement on behalf of the managers and officers of the Registrant indicated above by asterisks, pursuant to the Powers of Attorney duly executed by such managers and officers as exhibits to the Registration Statement.
By: /s/ Barry F. Schwartz Barry F. Schwartz Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
3.	Certificate of Incorporation and By-Laws.
3.1	Certificate of Formation of REV Holdings LLC ("REV Holdings") dated December 17, 2002 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of REV Holdings for the year ended December 31, 2002 (the "REV Holdings 2002 Form 10-K")).
3.2	State of Delaware Certificate of Conversion of REV Holdings from a corporation to a limited liability company dated December 18, 2002 (incorporated by reference to Exhibit 3.2 to the REV Holdings 2002 Form 10-K).
4.	Instruments Defining the Rights of Security Holders, Including Indentures.
4.1	Indenture, dated as of February 1, 2001, between REV Holdings and Wilmington Trust Company, as trustee, relating to the 12% Senior Secured Notes due 2004 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 10-K of REV Holdings for the year ended December 31, 2000 (the "REV Holdings 2000 Form 10-K")).
4.2	Supplemental Indenture No. 1 dated as of December 18, 2002 between REV Holdings and Wilmington Trust Company, as trustee, relating to the 12% Senior Secured Notes due 2004 (incorporated by reference to Exhibit 4.29 to the REV Holdings 2002 Form 10-K).
4.3	Form of Indenture, between REV Holdings and The Bank of New York, as trustee, relating to the 13% Senior Secured Notes due 2007.
5.	Opinion Re: Legality.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Registrant.
8	Opinion Re: Tax.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Registrant.
10.	Material Contracts.
10.1	Asset Transfer Agreement, dated as of June 24, 1992, among Revlon Holdings LLC (formerly known as Revlon Holdings Inc. ("Revlon Holdings")), National Health Care Group, Inc., Charles of the Ritz Group Ltd., Products Corporation and Revlon, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Revlon Registration Statement on Form S-1 filed with the Commission on June 29, 1992, File No. 33-47100).
10.2	Tax Sharing Agreement, entered into as of June 24, 1992, among Mafco Holdings, Revlon, Inc., Products Corporation and certain subsidiaries of Products Corporation as amended and restated as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2001 of Products Corporation (the "Products Corporation 2001 Form 10-K")).
10.3	Employment Agreement, dated as of February 17, 2002, between Products Corporation and Jack L. Stahl (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 of Revlon, Inc.).

Exhibit No.	Description
10.4	Revlon, Inc. 2002 Supplemental Stock Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Revlon, Inc. filed with the Commission on June 24, 2002, File No. 333-91040).
10.5	Employment Agreement, amended and restated as of May 9, 2000, between Products Corporation and Douglas H. Greeff (the "Greeff Employment Agreement") (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of Revlon, Inc.).
10.6	Amendment dated June 18, 2001 to the Greeff Employment Agreement (incorporated by reference to Exhibit 10.6 to the Products Corporation 2001 Form 10-K).
10.7	Employment Agreement, effective as of August 1, 2001, between Products Corporation and Paul E. Shapiro (incorporated by reference to Exhibit 10.7 to the Products Corporation 2001 Form 10-K).
10.8	Revlon Executive Bonus Plan (Amended and Restated as of September 1, 2002) (incorporated by reference to the Annual Report on Form 10-K of Revlon, Inc. for the year ended December 31, 2002 (the "Revlon 2002 Form 10-K")).
10.9	Amended and Restated Revlon Pension Equalization Plan, amended and restated as of December 14, 1998 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K for year ended December 31, 1998 of Revlon, Inc.).
10.10	Executive Supplemental Medical Expense Plan Summary dated July 2000 (incorporated by reference to the Revlon 2002 Form 10-K).
10.11	Benefit Plans Assumption Agreement, dated as of July 1, 1992, by and among Revlon Holdings, Revlon, Inc. and Products Corporation (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 1992 of Products Corporation).
10.12	Revlon Amended and Restated Executive Deferred Compensation Plan dated as of August 6, 1999 (incorporated by reference to Exhibit 10.27 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 1999).
10.13	Revlon Executive Severance Policy as amended July 1, 2002 (incorporated by reference to the Revlon 2002 Form 10-K).
10.14	Revlon, Inc. Fourth Amended and Restated 1996 Stock Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Revlon, Inc. filed with the Commission on June 24, 2002, File No. 333-91038).
10.15	Purchase Agreement, dated as of February 18, 2000, by and among Revlon, Inc., Products Corporation, REMEA 2 B.V., Revlon Europe, Middle East and Africa, Ltd., Revlon International Corporation, Europeenne de Produits de Beaute S.A., Deutsche Revlon GmbH & Co. K.G., Revlon Canada, Inc., Revlon de Argentina, S.A.I.C., Revlon South Africa (Proprietary) Limited, Revlon (Suisse) S.A., Revlon Overseas Corporation C.A., CEIL Comercial, Exportadora, Industrial Ltda., Revlon Manufacturing Ltd., Revlon Belgium N.V., Revlon (Chile) S.A., Revlon (Hong Kong) Limited, Revlon, S.A., Revlon Nederland B.V., Revlon New Zealand Limited, European Beauty Products S.p.A. and Beauty Care Professional Products Luxembourg, S.a.r.l. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Revlon, Inc.).

Exhibit No.	Description
10.16	Purchase and Sale Agreement dated as of July 31, 2001 by and between Revlon Holdings and Revlon, Inc. relating to the Charles of the Ritz business (incorporated by reference to Exhibit 10.6 to the Products Corporation 2001 Form 10-K).
10.17	Senior Unsecured Multiple-Draw Term Loan dated as of February 5, 2003, between MacAndrews & Forbes Holdings Inc. ("MacAndrews Holdings") and Products Corporation (incorporated by reference to Exhibit 10.17 to the Form 8-K of Products Corporation filed with the Commission on February 5, 2003 (the "Products Corporation February 2003 Form 8-K")).
10.18	Senior Unsecured Supplemental Line of Credit Agreement, dated as of February 5, 2003, between MacAndrews Holdings and Products Corporation (incorporated by reference to Exhibit 10.18 of the Products Corporation February 2003 Form 8-K).
10.19	Amendment No. 1, dated as of July 30, 2003 to the Senior Unsecured Supplemental Line of Credit Agreement, dated as of February 5, 2003, between Products Corporation and MacAndrews Holdings (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended June 30, 2003).
10.20	Tax Sharing Agreement, dated as of March 17, 1993, between Revlon Worldwide Corporation and Mafco Holdings (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-1 of Revlon Worldwide Corporation (which has since merged into REV Holdings), filed with the Commission on April 2, 1993, File No. 33-60488 (the "Worldwide 1993 Form S-1")).
10.21	Amendment dated December 18, 2002 to the Tax Sharing Agreement dated as of March 17, 1993, between Revlon Worldwide Corporation (which has since merged into REV Holdings) and Mafco Holdings (incorporated by reference to Exhibit 10.20 to the REV Holdings 2002 Form 10-K).
10.22	Indemnity Agreement, dated March 25, 1993, between Revlon Worldwide Corporation (which has since merged into REV Holdings) and Revlon, Inc. (incorporated by reference to Exhibit 10.32 to the Revlon Worldwide Corporation 1993 Form S-1).
10.23	Form of Registration Rights Agreement dated March 5, 1996 (the "Registration Rights Agreement") (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 1995 of Revlon Worldwide Corporation (which has since merged into REV Holdings)).
10.24	Keepwell Agreement between GSB Investments Corp. and REV Holdings dated as of February 12, 2001 (incorporated by reference to Exhibit 10.21 to the REV Holdings 2000 Form 10-K).
10.25	First Amendment dated as of July 31, 2001 to the Registration Rights Agreement (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 of REV Holdings).
10.26	Amended Limited Liability Company Agreement of REV Holdings dated March 21, 2003 (incorporated by reference to Exhibit 10.25 to the REV Holdings 2002 Form 10-K).
10.27	Employment Agreement, dated as of August 18, 2003, between Products Corporation and Thomas E. McGuire (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 2003).

Exhibit No.	Description
10.28	Amendment, dated as of August 18, 2003, to the amended and restated Employment Agreement, dated as of May 9, 2000, as amended June 18, 2001, between Products Corporation and Douglas H. Greeff (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Revlon, Inc. for the quarterly period ended September 30, 2003).
12.	Statements Re: Computation of Ratios.
**12.1	Statement regarding the computation of ratio of earnings to fixed charges for the Registrant.
23.	Consents.
23.1	Consent of KPMG LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Registrant (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Registrant (included in Exhibit 8.1).
24.	Powers of Attorney.
**24.1	Power of Attorney of Ronald O. Perelman.
**24.2	Power of Attorney of Howard Gittis.
25.	Statement Of Eligibility Of Trustee.
25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York as Trustee under the Indenture relating to the Registrant's 13% Senior Secured Notes due 2007.
99.	Additional Exhibits.
*99.1	Form of Letter of Transmittal.
*99.2	Form of Notice of Guaranteed Delivery.
*99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*99.4	Form of Letter to Clients.
*99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6	Form of Keepwell Agreement, dated , 2003, between REV Holdings and GSB Investments Corp.

  * To be filed by amendment.

** Previously filed.